Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 10, 2023)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.
(2)	In this MD&A, Life Insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)	Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Gross premiums written, net premiums written, combined ratio, loss ratio, expense ratio, commission expense ratio, underwriting expense ratio, accident year loss ratio, accident year combined ratio, combined ratio points, float, average float, annual benefit (cost) of float, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $10.00 per common share dividend), long equity exposures, and long equity exposures and financial effects.

Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents all of these measures on a consolidated basis and also on a consolidated basis excluding consolidated non-insurance companies.

Total of Segments Measures – Underwriting profit (loss), corporate overhead, operating income (loss), and various supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate.

Non-GAAP Financial Measures – Excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance

The analysis that follows presents the company’s five year track record in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Five year Financial Profile

Net earnings attributable to shareholders of Fairfax

Net earnings attributable to shareholders of Fairfax of $1,147.2 in 2022 reflected a record year for both underwriting profit and operating income from the property and casualty insurance and reinsurance operations. This is immediately following 2021 which produced record net earnings attributable to shareholders of Fairfax of $3,401.1, principally due to net gains on investments of $3,445.1. The decrease in net earnings attributable to shareholders of Fairfax in 2022 principally reflected net losses on investments of $1,733.9 that were primarily comprised of mark-to-market losses on bonds due to the rising interest rate environment, the majority of which are expected to reverse over the short term. Key drivers of Fairfax’s consolidated performance in 2022 compared to 2021, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

Property and Casualty Insurance and Reinsurance

Underwriting Performance

							Net favourable prior year
					Catastrophe losses(1)		reserve development
	Gross premiums						Favourable
	written, third	Net premiums	Underwriting	Combined		Combined	reserve	Combined
	party	written	profit	ratios	Losses	ratio impact	development	ratio impact
2018	15,377.6	12,017.5	318.3	97.3%	752.3	6.5%	789.0	6.8%
2019	16,904.8	13,261.1	394.5	96.9%	497.8	4.0%	479.8	3.8%
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%

% change 2022 over 2021	15.8%	23.1%
% change 2022 over 2018	79.2%	82.5%

(1)	Includes COVID-19 losses of $55.1 and $668.7 in 2021 and 2020.

●	On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022 and believes the revised reporting segments provide better insight into the company’s evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company’s other reporting segments.
●	The company continued to achieve significant growth in written premiums with gross premiums written up by 15.8% or $3,765.7, and net premiums written up by 23.1% or $4,117.6, driven principally by new business and continued incremental rate increases, almost entirely organically. All major insurance operating companies continued to achieve rate increases in 2022, except Zenith National, which continued to experience pricing pressures on its workers’ compensation business.
●	The company’s net premiums written to statutory surplus (total equity) in 2022 increased with some companies now writing in excess of 1.0 times. Crum & Forster was at 1.8 times and Northbridge was at 1.2 times compared to Allied World at 1.0 times and Odyssey Group at 1.1 times, reflecting the formers’ ability to further expand in the favourable market conditions that continue to prevail in many of their markets, particularly in North America.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2022 of $1,105.3 (an increase of 38.0%) and a 94.7% combined ratio, despite significant catastrophe losses of $1,255.7 or 6.1 combined ratio points, exceeding the previous record in 2021 that produced a combined ratio of 95.0% and an underwriting profit of $801.2 which absorbed catastrophe and COVID-19 losses of $1,203.2 or 7.5 combined ratio points. The impact of the increased frequency and severity experienced in catastrophe losses during 2022, reflected in the losses from Hurricane Ian, the France hailstorms, and the Australian floods, were mitigated by the company’s property and casualty insurance and reinsurance operations’ strong underwriting and risk management disciplines, diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned. The continued strong underwriting performance by reporting segment was as follows:

	2022		2021
	Combined ratio	Underwriting profit	Combined ratio	Underwriting profit
North American Insurers	92.9%	433.0	92.3%	386.9
Northbridge	89.4%	204.8	88.8%	202.2
Crum & Forster	94.5%	189.5	95.9%	101.9
Zenith National	94.7%	38.7	88.4%	82.8
Global Insurers and Reinsurers	94.8%	659.0	96.0%	374.2
Allied World	90.7%	388.7	93.4%	226.4
Odyssey Group	96.3%	209.0	97.8%	92.2
Brit	97.9%	61.3	96.8%	55.6
International Insurers and Reinsurers	99.3%	13.3	97.5%	40.1
Property and casualty insurance and reinsurance	94.7%	1,105.3	95.0%	801.2

●	Despite significant increases in catastrophe losses in the recent three years, including the impact from the COVID-19 losses in 2020, the company has been able to achieve strong underwriting profits in each of the last five years. The company’s results in 2022 and 2021 reflected the diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned of 25.6% in 2022 compared to 2021, where the increased premium base has expanded significantly enabling the company to absorb significant catastrophe losses in those periods within underlying underwriting profit.
●	The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $196.2 or 0.9 combined ratio points in 2022. All of the company’s major property and casualty insurance and reinsurance companies had net favourable prior year reserve development in 2022 with the exception of Allied World, which experienced net adverse prior year reserve development primarily related to late 2021 catastrophe losses, partially offset by net favourable prior year reserve development on its non-catastrophe U.S. property lines.
●	Run-off reported net adverse prior year reserve development of $147.2 principally related to exposures in asbestos, pollution and other hazard reserves. For details on the Life Insurance and Run-off segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life Insurance and Run-off”.
●	On January 1, 2023 the company adopted the new accounting standard for insurance contracts (“IFRS 17”) which will first be presented in the company’s consolidated financial reporting in the first quarter of 2023, with comparative periods restated. For details refer to the Future Accounting Changes section of this MD&A.

Gain on sale and consolidation of insurance subsidiaries

●	Gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings in 2022 principally reflected a pre-tax gain of $1.2 billion (after-tax gain of $933.9) related to the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company, for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance Environment

Property and casualty insurers once again saw significant growth in premium volume in 2022 resulting from continued favourable underwriting conditions and rate increases across most lines of business. This year again reinforced that insurers are in the risk business with the industry absorbing natural catastrophe losses in excess of $130 billion. Despite improving underwriting conditions, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss, weighed down by the impact of elevated catastrophe losses stemming from traditional and secondary perils and the growing impact of inflationary pressures, most notably for property and motor claims, both on underlying costs and social inflation, and a return to more normal economic activity following extensive government mandated shutdowns in 2020 and 2021.

Favourable underwriting conditions are expected to continue into 2023, albeit more modestly after very healthy rate increases in both 2021 and 2022. As inflationary pressures continue to impact all components of the economy, the risks associated with climate change become more prominent with above average catastrophe losses and reinsurance costs increasing significantly, and insurers keeping prices in line with loss costs. Although the industry is well capitalized from an economic capital standpoint heading into 2023, the industry is feeling the effects of significant increases in interest rates during 2022, with many insurers’ shareholders’ equity decreasing well in excess of 10%. Should interest rates remain higher for longer, the unrealized investment losses will take many years to unwind and could prolong the hard market for a few years. In addition to the impact of rising interest rates, volatility in equity markets throughout 2022 negatively impacted total investment returns.

The reinsurance sector continued to benefit from the hard underlying insurance market in 2022 with most lines of business achieving significant rate increases. Following the landfall of Hurricane Ian, in 2023 the reinsurance market sustained its most challenging January 1st renewal season since 2001, following the 9/11 attacks. All lines of business were impacted, however property, especially catastrophe exposed business, was faced with the triple impact of increased retentions, material rate increases and tightening of terms and conditions, which included more exclusionary language. In the casualty lines of business where rates remained firm albeit moderating compared to 2021, social inflationary pressures were again front and centre as well as continued tightening of terms and conditions, particularly related to infectious diseases and cyber risks. Considering the conflict in Ukraine which quickly followed the fallout from COVID-19, reinsurance capacity for specialty lines was also very challenging to source during the January 2023 renewal season. The reinsurance industry continues to be well capitalized; however, rising interest rates and challenging equity markets accompanied by the significant catastrophe losses, with the insurance and reinsurance industry now having five of the last six years each absorbing insured losses in excess of $120 billion, global reinsurance capital shrank in 2022 and did not attract significant new capital from either traditional or alternative sources. Given the reduced capital position, it is believed the hard market will continue into 2023 and possibly beyond.

Non-insurance companies

Operating income (loss) - Non-insurance companies

			Performance	Fairfax India
	Restaurants		fee expense	excluding impact of	Thomas Cook
	and retail(1)	Fairfax India(1)	(income)(2)	performance fee	India(1)	Other(1)(3)	Total
2018	131.9	99.7	—	99.7	27.1	121.6	380.3
2019	79.4	113.6	48.5	162.1	(176.7)	(18.7)	46.1
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9

(1)	As disclosed in Note 25 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.
(2)	Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to Note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2022. Fairfax has earned $119.6 in performance fees from Fairfax India since Fairfax India’s inception in 2015 that was paid in subordinate voting shares of Fairfax India for the cumulative period ending December 31, 2020.
(3)	Includes non-cash goodwill impairment charges of $133.4 on Farmers Edge in 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Operating income of the Non-insurance companies reporting segment increased to $184.9 in 2022 from $78.2 in 2021. Excluding the impact of the non-cash goodwill impairment charges on Farmers Edge recorded during 2022 of $133.4, operating income of the Non-insurance companies reporting segment increased significantly by $240.1 to $318.3 in 2022, principally reflecting higher share of profit of associates at Fairfax India, higher business volumes at Thomas Cook India, and improved margins and higher business volumes in the Restaurants and retail operating segment and at AGT. This significant improvement of $240.1 from the Non-insurance companies reporting segment reflected the easing of COVID-19 restrictions that had previously negatively impacted this reporting segment with the increase in operating income in 2022 driven by increases reported in all underlying operating segments.
●	On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5%. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.
●	On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, increasing the company’s equity ownership in Recipe from 39.4% to 84.0%, inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados.
●	The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading Financial Condition within this section of the MD&A for additional details on the pre-tax excess of fair value over the carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries of $310.0 at December 31, 2022 that the company considers to be portfolio investments and is not reflected in the company’s book value per basic share.

Investment Performance

Interest and dividends

	Interest income	Dividends	Investment expenses	Interest and dividends
2018	743.9	81.5	(41.9)	783.5
2019	826.3	93.7	(39.8)	880.2
2020	716.5	77.8	(25.1)	769.2
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8

●	Interest and dividends increased to $961.8 in 2022 from $640.8 in 2021, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds, first mortgage loans and other government bonds during 2021 and 2022, and increased dividend income from preferred stocks, partially offset by lower interest income earned from net sales of U.S. corporate bonds during 2021 and lower dividend income earned from long equity total return swaps.
●	At December 31, 2022 the company’s insurance and reinsurance companies held portfolio investments of $52.2 billion (excluding Fairfax India’s portfolio of $1.9 billion), of which $9.4 billion was in cash and short term investments and $28.6 billion in short-dated fixed income securities. During 2022 the company used existing cash and the proceeds from sales and maturities of short dated investments to primarily purchase U.S. treasury and Canadian government bonds with 1 to 5 year terms, Canadian provincial bonds, short-dated high quality corporate bonds and first mortgage loans, principally increasing interest and dividend income in 2022 by $321.0, and producing the company’s current run rate of approximately $1.5 billion annually.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates

	Insurance and reinsurance				Non-insurance
											Share of
		Gulf	All								Profit (loss)
	Eurolife(1)	Insurance	other	Total	Eurobank	Resolute	Atlas(2)	Quess	All other	Total	of associates
2018	18.1	7.3	(55.1)	(29.7)	—	74.4	8.8	8.4	159.2	250.8	221.1
2019	154.8	15.4	(23.7)	146.5	—	(4.9)	83.8	(183.2)	127.4	23.1	169.6
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	(124.6)	(155.0)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	(1.4)	23.1	329.4	402.0
2022	—	53.0	(22.6)	30.4	263.0	159.0	258.2	6.8	297.3	984.3	1,014.7

(1)	Consolidated on July 14, 2021.
(2)	Formerly Seaspan Corporation during 2019 and 2018.
●	Share of profit of associates in 2022 of $1,014.7 primarily reflected significant improvement in the company’s underlying investments in Atlas (share of profit of $258.2 compared to $69.5 in 2021), Eurobank (share of profit of $263.0 compared to $162.3 in 2021), Resolute (share of profit of $159.0 compared to $75.9 in 2021), and EXCO (share of profit of $81.9 compared to share of loss of $41.2 in 2021). Fairfax has seen improvements during 2022 and 2021 in the underlying operations that are evidenced in the company’s share of profit recorded and the absence of impairment charges in those respective periods.

Net gains (losses) on investments

	Long equity	Short equity	Net equity exposures			Net gains (losses)
	exposures	exposures	and financial effects	Bonds	Other	on investments
2018	431.9	(38.2)	393.7	8.3	(149.1)	252.9
2019	1,280.0	(57.8)	1,222.2	110.4	383.6	1,716.2
2020	371.9	(528.6)	(156.7)	460.2	9.6	313.1
2021	2,312.1	—	2,312.1	(260.9)	1,393.9	3,445.1
2022	(243.8)	—	(243.8)	(1,086.1)	(404.0)	(1,733.9)

●	Net losses on long equity exposures of $243.8 in 2022 were primarily comprised of net losses on common stocks ($242.7), convertible bonds ($237.0), AVLNs entered with RiverStone Barbados ($87.3) and equity warrants and options ($50.0), partially offset by net gains on long equity total return swaps ($328.1) which included net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares.
●	Net losses on bonds in 2022 of $1,086.1, the majority of which are expected to reverse over the short term, were primarily comprised of net losses on corporate and other bonds ($445.7, principally related to U.S. and other corporate bonds), U.S. treasury bonds ($442.1), Greek government bonds ($157.8) and U.S. state and municipal bonds ($73.7), partially offset by net gains on U.S. treasury bond forward contracts ($162.4). At December 31, 2022 the company’s fixed income portfolio duration remained low at approximately 1.6 years on $38.0 billion invested in cash and principally short-dated investments (comprised of short term investments and the bond portfolio which is mainly invested in short-dated bonds). The company experienced a decline of only 2.9% in its fixed income portfolio in 2022, and the low duration should continue to mitigate the impact of rising interest rates on the company's fixed income portfolio, while enabling the company to continue to benefit significantly from increased interest income in future periods considering the portfolio is primarily deployed into one to five year U.S. treasury and Canadian government bonds, short-dated high quality corporate bonds and first mortgage loans.
●	Net losses on other of $404.0 primarily reflected unrealized foreign exchange losses, principally related to the strengthening of the U.S. dollar against the company’s investments denominated in the Indian rupee, Canadian dollar and Egyptian pound.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Condition

	Holding	Total debt to total
	company cash	capital, excluding	Excess	Net earnings
	and investments,	consolidated	(deficiency) of	attributable to	Common	Book value	Closing
	net of derivative	non-insurance	fair value over	shareholders	shareholders’	per basic	share price
	obligations	companies(1)	carrying value (2)	of Fairfax	equity	share	in Cdn$
2018	1,550.6	25.0%	(98.4)	376.0	11,779.3	432.46	600.98
2019	975.2	24.5%	(209.0)	2,004.1	13,042.6	486.10	609.74
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021	1,446.2	24.1%	346.4	3,401.1	15,049.6	630.60	622.24
2022	1,326.4	26.2%	310.0	1,147.2	15,340.7	657.68	802.07

% change 2022 over 2021						4.3%	28.9%
% change 2022 over 2018						52.1%	33.5%

(1)	Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.
(2)	Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in Financial Condition under the heading Book Value Per Basic Share in this MD&A.
●	Maintaining an emphasis on financial soundness, the company held $1,345.8 of cash and investments at the holding company at December 31, 2022 compared to $1,478.3 at December 31, 2021, with its $2.0 billion unsecured revolving credit facility undrawn. The holding company cash and investments, as mentioned before, supports the decentralized structure and enables Fairfax to deploy capital to the company’s insurance and reinsurance companies efficiently. On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027.
●	The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section under the heading “Capital Resources and Management” within this MD&A for additional details on the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.
●	The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, increased to 26.2% at December 31, 2022 from 24.1% at December 31, 2021, primarily reflecting the issuance on August 16, 2022 of $750.0 million principal amount of 5.625% unsecured senior notes due 2032 and a decline in non-controlling interests reflecting the company’s acquisition of additional shares of Allied World from non-controlling interests, where the company now has an ownership interest in Allied World of 82.9%. The company has no significant holding company debt maturities until August 2024.
●	At December 31, 2022 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $310.0 compared to an excess of fair value over carrying value at December 31, 2021 of $346.4, with the pre-tax excess of $310.0 not reflected in the company’s book value per share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-insurance associates accounted for $266.3 of the pre-tax excess, principally attributable to Atlas ($358.4), EXCO ($256.4) and Stelco ($118.5), partially offset by Quess ($224.9) and Eurobank ($163.1), and the improvements in market traded consolidated non-insurance subsidiaries accounted for $43.7, primarily related to Thomas Cook India ($78.8) and Fairfax India ($68.3), partially offset by Farmers Edge ($65.9) and Boat Rocker ($61.9).

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Common shareholders’ equity increased to $15,340.7 at December 31, 2022 from $15,049.6 at December 31, 2021, primarily reflecting:
●	strong net earnings attributable to shareholders of Fairfax of $1,147.2, and
●	other comprehensive income relating to net gains on defined benefit plans of $174.7; partially offset by
●	other comprehensive loss of $399.1 relating to unrealized foreign currency losses net of hedges,
●	payments of common and preferred share dividends of $295.1,
●	purchases of subordinate voting shares for cancellation for cash consideration of $199.6, or $514.71 per share, well below the company’s book value per basic share, and
●	net changes in capitalization of $173.6 (principally related to the acquisition of additional common shares of Allied World from non-controlling interests and the privatization of Recipe).
●	Book value per basic share was $657.68 at December 31, 2022 compared to $630.60 at December 31, 2021, representing an increase of 4.3% without adjustment for the $10.00 per common share dividend paid in the first quarter of 2022, or an increase of 6.0% adjusted to include that dividend. At December 31, 2022 there were 23,325,305 common shares effectively outstanding.
●	The company’s book value per basic share has increased 52.1% since 2018 while the share price in Canadian dollars has increased by 33.5%. As a result, Fairfax has completed share buybacks but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 3,306,421 subordinate voting shares for cancellation from the first quarter of 2018 up to December 31, 2022, at a cost of $1,569.3, or an average price of $474.63 per share, a significant benefit to Fairfax’s long term shareholders.
●	Information on the company’s 2022 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca.

Conflict in Ukraine

On February 24, 2022 Russia invaded Ukraine, causing a major humanitarian crisis. As a result, countries around the world have imposed economic sanctions against Russia, largely led by western nations (“the conflict in Ukraine”) including bans on the import of Russian oil and natural gas by certain countries including Canada and the U.S. As such, oil and other commodity prices increased sharply and were volatile throughout 2022.

The company’s insurance operations located in Ukraine (comprised of the company’s 70.0% equity interest in Fairfax Ukraine, which consists of ARX Insurance and Universalna, and Colonnade Insurance’s wholly-owned Ukrainian insurance company) have all continued to operate, with continued efforts on maintaining sales, finance, marketing, operations and claims handling processes, leveraging the remote work environment established during the COVID-19 crisis. The company’s property and casualty insurance and reinsurance subsidiaries’ operating results in 2022 included net losses on claims of $68.4 (approximately 84% incurred but not reported losses), or 0.3 combined ratio points, directly related to insurance policies that have potential exposure to the conflict in Ukraine, primarily in marine, terrorism and political risk lines of business in the Global Insurers and Reinsurers reporting segment.

The company’s investment in associate, Astarta Holding N.V., is located in Ukraine and also continued to operate with no significant effects reported on its underlying operations in 2022. The company will continue to monitor the potential impact the conflict in Ukraine may have on its businesses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Business Developments

Substantial Issuer Bid

On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares for cash consideration of $1.0 billion or $500.00 per share.

Acquisitions and Divestitures

The following narrative sets out the company’s key business developments subsequent to December 31, 2022, and completed in 2022 and 2021 by reporting segment. For details of these transactions refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022.

North American Insurers

On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”). As part of the transaction, the company received $1.4 billion in the form of $1.15 billion in cash and $250.0 in debentures, and the company committed to invest $200.0 in a JAB consumer fund. As a result of the sale, the company recorded a pre-tax gain of $1,213.2, in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $933.9), and deconsolidated assets and liabilities with carrying values of $149.1 and $32.0.

Global Insurers and Reinsurers

On January 7, 2023 Brit entered into an agreement to sell Ambridge Group, its Managing General Underwriter operations, to Amynta Group. The company will receive approximately $400 on closing, comprised principally of cash of $275.0 and a promissory note of approximately $125. An additional $100.0 may be receivable based on 2023 performance targets of Ambridge. Closing of the transaction is subject to customary closing conditions, including regulatory approvals, and is expected to occur in the next few months. On closing of the transaction, the company expects to deconsolidate assets and liabilities with carrying values at December 31, 2022 of approximately $284 and $160, and to record a pre-tax gain of approximately $275 (prior to ascribing any fair value to the additional receivable).

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board (“CPPIB”) and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.

International Insurers and Reinsurers

On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited (“Singapore Re”) from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Life insurance and Run-off

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC Capital Partners (“CVC”) for consideration of $695.7, principally comprised of cash of $462.0 and non-voting shares of CVC’s RiverStone Barbados holding company. Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. The company, through Hamblin Watsa, continues to manage and have direction over these securities, including their voting rights. The company recorded the AVLNs as derivative instruments whose fair value is the difference between the guaranteed value of the underlying securities and their fair value, which resulted in a derivative asset of $103.8 on the consolidated balance sheet at December 31, 2021, and a net gain on investments of $103.8 for the year then ended in the consolidated statement of earnings. During 2021 securities with a guaranteed value of $120.8 were sold or purchased by Hamblin Watsa, leaving securities with a guaranteed value of approximately $1.1 billion remaining under the AVLNs at December 31, 2021. Subsequently on July 5, 2022, as described in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2022, an amendment to the AVLNs was completed, extending $543.4 of the underlying securities to be purchased or sold prior to the end of 2023. The remainder of the securities were purchased or sold during 2022; in addition, certain of the amended AVLNs were purchased in the second half of 2022, leaving securities with a guaranteed value of $486.8 at December 31, 2022 to be purchased or sold in 2023.

On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of $142.7 (€120.7).

Non-insurance companies

Restaurants and retail

On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate and recorded a loss in retained earnings of $66.1 and a decrease in non-controlling interests of $276.2. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange.

On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of $90.3 (Cdn$115.7).

Fairfax India

On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited (“Anchorage”), its wholly-owned holding compay for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its aggregate 54.0% equity interest in Bangalor Airport.

On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees).

Other

On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company principally exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures.

During March 2021, Boat Rocker completed an initial public offering for $135.5 (Cdn$170.1) and Farmers Edge completed an initial public offering for $113.8 (Cdn$143.8).

Sources of Income

Income for the most recent three years was comprised as follows:

	2022	2021	2020
Net premiums earned - Property and Casualty Insurance and Reinsurance
North American Insurers	6,107.8	5,024.8	4,494.1
Global Insurers and Reinsurers	12,726.9	9,451.8	8,019.9
International Insurers and Reinsurers	1,829.0	1,613.6	1,346.6
	20,663.7	16,090.2	13,860.6
Life insurance and Run-off	342.4	467.8	128.1
Net premiums earned	21,006.1	16,558.0	13,988.7
Interest and dividends	961.8	640.8	769.2
Share of profit (loss) of associates	1,014.7	402.0	(112.8)
Net gains ( losses) on investments	(1,733.9)	3,445.1	313.1
Gain on sale and consolidation of insurance subsidiaries	1,219.7	264.0	117.1
Other revenue(1)	5,581.6	5,158.0	4,719.6
	28,050.0	26,467.9	19,794.9

(1)	Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe, Sporting Life and Golf Town), Thomas Cook India (inclusive of its subsidiary Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker, Dexterra Group, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022)). Also included is the revenue earned by the following companies up to the noted date of deconsolidation: Toys “R” Us Canada (August 19, 2021) and Mosaic Capital (August 5, 2021).

Year ended December 31, 2022 compared to December 31, 2021

The increase of $4,573.5 in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2022 reflected the continued significant growth in the Global Insurers and Reinsurers ($3,275.1, 34.7%), North American Insurers ($1,083.0, 21.6%), and International Insurers and Reinsurers ($215.4, 13.3%) reporting segments. Refer to the Components of Net Earnings section of this MD&A under the relevant reporting segment for details about net premiums earned by the company’s property and casualty insurance and reinsurance operations, and Life insurance and Run-off in 2022 and 2021.

A detailed analysis of consolidated interest and dividends, share of profit (loss) of associates and net gains (losses) on investments in 2022 and 2021 is provided in the Investments section of this MD&A.

Gain on sale and consolidation of insurance subsidiaries of $1,219.7 in 2022 primarily related to the sale of the company’s interest in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company. Gain on sale and consolidation of insurance subsidiaries of $264.0 in 2021 primarily related to realized gains on the consolidation of Eurolife ($130.5) and Singapore Re ($32.4), and a realized gain of $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other revenue earned by the Non-insurance companies reporting segment increased to $5,581.6 in 2022 from $5,158.0 in 2021, principally reflecting increased business volumes at AGT, Thomas Cook India (from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), Dexterra Group (primarily driven by acquisitions in the first quarter of 2022) and Recipe (principally due to reduced COVID-19 related restrictions in 2022), partially offset by the deconsolidation of Toys “R” Us Canada (on August 19, 2021) and Mosaic Capital (on August 5, 2021), decreased business volumes at Boat Rocker and Fairfax India’s deconsolidation of Privi (on April 29, 2021). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue in 2022 and 2021.

Year ended December 31, 2021 compared to December 31, 2020

The increase in net premiums earned by the company’s property and casualty insurance and reinsurance operations in 2021 reflected increases at the Global Insurers and Reinsurers ($1,431.9, 17.9%), North American Insurers ($530.7, 11.8%), and International Insurers and Reinsurers ($267.0, 19.8%) reporting segments. The increase in net premiums earned at Life insurance and Run-off in 2021 principally reflected the consolidation of Eurolife on July 14, 2021, as well as the fourth quarter 2021 intercompany reinsurance transaction that increased net premiums earned at Run-off by $358.1, as described in the Life insurance and Run-off section of this MD&A.

Net gains on investments of $3,445.1 in 2021 principally reflected net gains on long equity exposures of $2,312.1 and preferred stocks of $1,508.9 (primarily reflecting net unrealized gains of $1,490.3 (inclusive of foreign exchange losses) on Digit compulsory convertible preferred shares), partially offset by net losses on bonds. Net gains on investments of $313.1 in 2020 principally reflected net gains on bonds (due to unrealized appreciation of high quality corporate bonds) and long equity exposures, partially offset by net losses on short equity exposures (from closing out the company’s remaining short equity total return swaps) and U.S. treasury bond forward contracts.

Interest and dividends decreased to $640.8 in 2021 from $769.2 in 2020, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds during 2021, partially offset by higher interest income earned on first mortgage loans purchased during 2021 and increased dividend income from common stocks.

Share of profit of associates of $402.0 in 2021 principally reflected share of profit of Eurobank of $162.3, Resolute of $75.9, Atlas of $69.5 and Gulf Insurance of $55.5. Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss from Fairfax India’s investments in Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0.

Gain on sale and consolidation of insurance subsidiaries of $117.1 in 2020 related to the deconsolidation of European Run-off.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,158.0 in 2021 from $4,719.6 in 2020 principally reflecting higher business volumes at the Restaurants and retail operating segment (partially offset by the deconsolidation of Toys “R” Us Canada on August 19, 2021), Boat Rocker, Dexterra Group (partly due to the reverse acquisition of Horizon North on May 29, 2020) and AGT, and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020) and Privi at Fairfax India (on April 29, 2021).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Premiums Written by Reporting Segment

The table below presents net premiums written by the company’s insurance and reinsurance operations.

			% change
			year-over-
Property and Casualty Insurance and Reinsurance	2022	2021	year
North American Insurers	6,457.6	5,319.7	21.4
Global Insurers and Reinsurers	13,506.3	10,755.5	25.6
International Insurers and Reinsurers	1,963.1	1,734.2	13.2
	21,927.0	17,809.4	23.1
Life insurance and Run-off	344.7	468.7	(26.5)
Net premiums written	22,271.7	18,278.1	21.8

Property and Casualty Insurance and Reinsurance Operations

North American Insurers’ net premiums written increased by 21.4% in 2022, primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus and specialty, and commercial lines) and Northbridge (primarily property lines and strong retention), rate increases across most lines of business, with the exception of Zenith National’s workers’ compensation which continues to experience rate decreases, and the impact of Crum & Forster’s fourth quarter of 2021 intercompany reinsurance transaction described in the North American Insurers section of this MD&A.

Global Insurers and Reinsurers’ net premiums written increased by 25.6% in 2022, primarily reflecting record premiums at each of the operating companies within this reporting segment which included increased premiums at Odyssey Group (primarily relating to U.S. property reinsurance including a large quota share agreement covering homeowners risks, U.S. casualty reinsurance and U.S. crop insurance), Brit (primarily reflecting growth at Ki Insurance and core insurance lines of business) and Allied World (primarily the North American and Global Markets platforms relating to excess casualty and professional liability, as well as its reinsurance operations).

International Insurers and Reinsurers’ net premiums written increased by 13.2% in 2022, primarily reflecting increases at Fairfax Asia (principally as a result of the consolidation of Singapore Re on June 17, 2021), Fairfax Latin America (primarily due to increases at Fairfax Latam (increases at Southbridge Chile and La Meridional Argentina), partially offset by decreases at Fairfax Brasil) and at Group Re (across all of Group Re’s operating companies), and the consolidation of Eurolife General for a full year.

Life insurance and Run-off

Net premiums written at Life insurance and Run-off decreased by 26.5% in 2022, principally reflecting Run-off assuming $358.1 as an increase in premiums in 2021 in an intercompany reinsurance transaction (as described in the Life insurance and Run-off section of this MD&A), partially offset by the consolidation of Eurolife on July 14, 2021.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022, the United States, Canada, International and Asia accounted for 64.9%, 10.9%, 17.4% and 6.8% respectively, of net premiums earned by geographic region in 2022, compared to 62.4%, 12.6%, 17.5% and 7.5% respectively, in 2021.

United States

Net premiums earned in the United States geographic region increased by 31.8% from $10,333.4 in 2021 to $13,617.7 in 2022 principally reflecting growth at each of Odyssey Group (property and casualty reinsurance), Crum & Forster (accident and health, surplus and specialty, and commercial lines), Allied World (primarily excess casualty and professional liability, as well as its reinsurance operations) and Brit (reflecting growth at Ki Insurance and cyber and property insurance), and the impact of the fourth quarter 2021 reinsurance transaction at Brit which decreased premiums earned in 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Canada

Net premiums earned in the Canada geographic region increased by 10.4% from $2,078.2 in 2021 to $2,293.5 in 2022 primarily reflecting an increase at Northbridge (new business, strong retention of renewal business and continued incremental rate increases).

International

Net premiums earned in the International geographic region increased by 26.4% from $2,899.4 in 2021 to $3,663.5 in 2022 primarily reflecting growth in Europe at Brit (property and cyber insurance and casualty treaty) and Allied World (primarily property and professional liability insurance), and in Latin America at Odyssey Group (treaty and facultative reinsurance) and Fairfax Latin America.

Asia

Net premiums earned in the Asia geographic region increased by 14.8% from $1,247.0 in 2021 to $1,431.4 in 2022 primarily reflecting growth at Group Re and the inclusion of a full year of earned premium of Singapore Re.

Sources of Net Earnings

The table below presents the sources of the company’s net earnings for the years ended December 31, 2022, 2021 and 2020 using amounts presented in note 25 (Segmented Information) to the company’s consolidated financial statements for the years ended December 31, 2022 and 2021, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the Property and Casualty Insurance and Reinsurance segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance, Life insurance and Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company’s investment management strategies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2022	2021	2020
Combined ratios - Property and Casualty Insurance and Reinsurance
North American Insurers	92.9%	92.3%	95.1%
Global Insurers and Reinsurers	94.8%	96.0%	99.1%
International Insurers and Reinsurers	99.3%	97.5%	99.1%
Consolidated	94.7%	95.0%	97.8%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Underwriting profit:
North American Insurers	433.0	386.9	220.8
Global Insurers and Reinsurers	659.0	374.2	75.6
International Insurers and Reinsurers	13.3	40.1	12.6
Underwriting profit	1,105.3	801.2	309.0
Interest and dividends	746.1	441.7	560.6
Share of profit of associates	721.5	324.1	46.2
Operating income - property and casualty insurance and reinsurance	2,572.9	1,567.0	915.8
Operating loss - Life insurance and Run-off	(55.3)	(272.9)	(194.6)
Operating income (loss) - Non-insurance companies	221.3	(7.0)	(178.7)
Interest expense	(452.8)	(513.9)	(475.9)
Corporate overhead and other expense	(59.9)	(89.7)	(252.7)
Gain on sale and consolidation of insurance subsidiaries	1,219.7	264.0	117.1
Pre-tax income (loss) before net gains (losses) on investments	3,445.9	947.5	(69.0)
Net realized gains (losses) on investments	757.1	1,463.0	(669.1)
Pre-tax income (loss) including net realized gains (losses) on investments	4,203.0	2,410.5	(738.1)
Net change in unrealized gains (losses) on investments	(2,491.0)	1,982.1	982.2
Earnings before income taxes	1,712.0	4,392.6	244.1
Provision for income taxes	(425.2)	(726.0)	(206.7)
Net earnings	1,286.8	3,666.6	37.4

Attributable to:
Shareholders of Fairfax	1,147.2	3,401.1	218.4
Non-controlling interests	139.6	265.5	(181.0)
	1,286.8	3,666.6	37.4

Net earnings per share	$46.62	$129.33	$6.59
Net earnings per diluted share	$43.49	$122.25	$6.29
Cash dividends paid per share	$10.00	$10.00	$10.00

The company reported net earnings attributable to shareholders of Fairfax of $1,147.2 (net earnings of $46.62 per basic share and $43.49 per diluted share) in 2022 compared to record net earnings attributable to shareholders of Fairfax of $3,401.1 (net earnings of $129.33 per basic share and $122.25 per diluted share) in 2021. The year-over-year decrease in profitability reflected net losses on investments in 2022 (comprising mark-to-market losses on bonds due to the rising interest rate environment, the majority of which are expected to reverse over the short term) compared to net gains on investments in 2021, partially offset by a record year for both underwriting profit and operating income from the property and casualty insurance and reinsurance operations and increased operating income from the Non-insurance companies reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Underwriting Profit - Property and Casualty Insurance and Reinsurance

The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 94.7% in 2022, producing record underwriting profit of $1,105.3 despite catastrophe losses of $1,255.7 (representing 6.1 combined ratio points), compared to a combined ratio of 95.0% and an underwriting profit of $801.2 in 2021. The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $196.2 or 0.9 combined ratio points compared to $355.6 or 2.2 combined ratio points in 2021. Net favourable prior year reserve development in 2022 and 2021 was comprised as follows:

Property and Casualty Insurance and Reinsurance	2022	2021(1)
North American Insurers	(77.2)	(103.7)
Global Insurers and Reinsurers	(21.1)	(201.4)
International Insurers and Reinsurers	(97.9)	(50.5)
Net favourable prior year reserve development	(196.2)	(355.6)

(1)	Includes net adverse prior year reserve development of COVID-19 losses of $73.5, primarily in the Global Insurers and Reinsurers reporting segment (principally at Odyssey Group and Allied World) related to assumed business interruption exposures outside North America.

Current period catastrophe losses in 2022 and 2021 were comprised as follows:

	2022			2021
		Combined			Combined
	Losses(1)	ratio impact(2)		Losses(1)	ratio impact(2)
Hurricane Ian	567.0	2.8		—	—
France hailstorms	118.7	0.6		—	—
Australian floods	71.4	0.3		—	—
Hurricane Ida	—	—		407.9	2.5
U.S. winter storms	—	—		246.0	1.5
European floods	—	—		219.8	1.4
Other	498.6	2.4		274.4	1.8
Total catastrophe losses	1,255.7	6.1	points	1,148.1	7.2	points

(1)	Net of reinstatement premiums.
(2)	Expressed in combined ratio points.

The following table presents the components of the company’s combined ratios for the years ended December 31:

	2022	2021
Underwriting profit - Property and Casualty Insurance and Reinsurance	1,105.3	801.2

Loss & LAE - accident year	66.1%	64.9%
Commissions	16.6%	17.2%
Underwriting expense	12.9%	15.1%
Combined ratio - accident year	95.6%	97.2%
Net favourable reserve development	(0.9)%	(2.2)%
Combined ratio - calendar year	94.7%	95.0%

The calendar year loss & LAE ratio, comprised of the accident year loss & LAE ratio and net favourable reserve development,  increased to 65.2% in 2022 from 62.7% in 2021, primarily reflecting lower net favourable prior year reserve development and the impact of the reinsurance transactions in 2021 (the Brit fourth quarter 2021 reinsurance transaction and the Crum & Forster fourth quarter 2021 intercompany reinsurance transaction, both of which reduced net premiums earned and losses on claims in 2021) that decreased the calendar year loss & LAE ratio by 1.5%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio of 16.6% in 2022 decreased from 17.2% in 2021, primarily reflecting the impact of reinsurance transactions in 2021 discussed above that added 0.7% to the commission expense ratio and increased premium volumes at Allied World which attract lower average net commissions, partially offset by increases at Odyssey Group (primarily reflecting changes in the mix of business written).

The underwriting expense ratio improved significantly to 12.9% in 2022 from 15.1% in 2021, principally reflecting lower underwriting expense ratios at Odyssey Group, Allied World, and Crum & Forster (primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses at each operating company) and the impact of reinsurance transactions in 2021 discussed above that added 0.6% to the underwriting expense ratio in 2021.

Other underwriting expenses increased to $2,666.0 in 2022 from $2,431.9 in 2021, primarily reflecting increased business volumes at most of the property and casualty insurance and reinsurance companies. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.

Operating expenses and Other expenses

Operating expenses as presented in the consolidated statement of earnings increased to $3,057.5 in 2022 from $2,946.1 in 2021, primarily reflecting increases in other underwriting expenses of the property and casualty insurance and reinsurance operations (as described in the preceding paragraph), partially offset by decreased Fairfax and subsidiary holding companies’ corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for details).

Other expenses as presented in the consolidated statement of earnings increased to $5,520.9 in 2022 from $5,086.9 in 2021, principally reflecting increased business volumes at AGT, Thomas Cook India (primarily from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), Dexterra Group (primarily driven by local acquisitions in the first quarter of 2022 and organic growth) and Recipe (primarily from the easing of COVID-19 restrictions), and a non-cash goodwill impairment charge on Farmers Edge of $133.4 recorded in 2022, partially offset by the deconsolidation of Toys “R” Us Canada on August 19, 2021 and Mosaic Capital on August 5, 2021. Refer to the Non-insurance companies section of this MD&A for additional details.

Investment Income

An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the years ended December 31, 2022 and 2021 is provided in the Investments section of this MD&A.

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2022 and 2021. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the Property and Casualty Insurance and Reinsurance and Life insurance and Run-off reporting segments, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment

FAIRFAX FINANCIAL HOLDINGS LIMITED

management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written	7,650.5	17,096.6	3,178.6	27,925.7	350.9	—	—	(364.0)	27,912.6
Net premiums written	6,457.6	13,506.3	1,963.1	21,927.0	344.7	—	—	—	22,271.7
Net premiums earned	6,107.8	12,726.9	1,829.0	20,663.7	342.4	—	—	—	21,006.1
Underwriting profit (loss)	433.0	659.0	13.3	1,105.3	(167.3)	—	—	0.5	938.5
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	9.6	123.9	961.8
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	102.8	—	1,014.7
Non-insurance companies reporting segment	—	—	—	—	—	60.7	—	—	60.7
Operating income (loss)	906.8	1,501.6	164.5	2,572.9	(55.3)	221.3	112.4	124.4	2,975.7
Net gains (losses) on investments	(397.7)	(1,151.1)	(211.1)	(1,759.9)	(306.5)	71.4	261.1	—	(1,733.9)
Gain on sale and consolidation of insurance subsidiaries	1,213.2	—	6.5	1,219.7	—	—	—	—	1,219.7
Interest expense	(5.7)	(51.1)	(3.0)	(59.8)	(13.2)	(122.8)	(257.2)	0.2	(452.8)
Corporate overhead and other	(39.8)	(98.9)	(12.1)	(150.8)	(1.4)	—	(19.9)	(124.6)	(296.7)
Pre-tax income (loss)	1,676.8	200.5	(55.2)	1,822.1	(376.4)	169.9	96.4	—	1,712.0
Provision for income taxes									(425.2)
Net earnings									1,286.8

Attributable to:
Shareholders of Fairfax									1,147.2
Non-controlling interests									139.6
									1,286.8

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written	6,578.8	14,661.4	2,853.3	24,093.5	472.3	—	—	(655.6)	23,910.2
Net premiums written	5,319.7	10,755.5	1,734.2	17,809.4	468.7	—	—	—	18,278.1
Net premiums earned	5,024.8	9,451.8	1,613.6	16,090.2	467.8	—	—	—	16,558.0
Underwriting profit (loss)	386.9	374.2	40.1	801.2	(309.0)	—	—	0.3	492.5
Interest and dividends	135.1	236.7	69.9	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	103.6	184.8	35.7	324.1	16.8	22.3	38.8	—	402.0
Non-insurance companies reporting segment	—	—	—	—	—	65.4	—	5.7	71.1
Operating income (loss)	625.6	795.7	145.7	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	518.5	604.1	1,521.9	2,644.5	69.7	266.0	464.9	—	3,445.1
Gain on sale and consolidation of insurance subsidiaries	—	68.7	64.8	133.5	—	—	130.5	—	264.0
Interest expense	(8.6)	(50.5)	(2.4)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(53.7)	(88.0)	(22.3)	(164.0)	(38.4)	—	50.0	(256.6)	(409.0)
Pre-tax income (loss)	1,081.8	1,330.0	1,707.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes									(726.0)
Net earnings									3,666.6

Attributable to:
Shareholders of Fairfax									3,401.1
Non-controlling interests									265.5
									3,666.6

(1)	Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of $94.9 and Toys “R” Us Canada of $85.7 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2021.

Components of Net Earnings

Underwriting and Operating Income

Presented below are the underwriting and operating results of the property and casualty insurance and reinsurance reporting segments and the operating income (loss) of Life insurance and Run-off and Non-insurance companies reporting segments, for the years ended December 31, 2022 and 2021. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2022 and 2021 are provided in the Investments sections of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

North American Insurers

	2022	2021(1)
Underwriting profit	433.0	386.9

Loss & LAE - accident year	61.1%	57.7%
Commissions	16.3%	18.2%
Underwriting expenses	16.8%	18.5%
Combined ratio - accident year	94.2%	94.4%
Net favourable reserve development	(1.3)%	(2.1)%
Combined ratio - calendar year	92.9%	92.3%

Gross premiums written	7,650.5	6,578.8
Net premiums written	6,457.6	5,319.7
Net premiums earned	6,107.8	5,024.8
Underwriting profit	433.0	386.9
Interest and dividends	234.0	135.1
Share of profit of associates	239.8	103.6
Operating income	906.8	625.6

(1)	Effective October 1, 2021 Crum & Forster completed a loss portfolio transfer with Resolution Group Reinsurance (Barbados) Limited, to reinsure all net reserves for risks predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (“2021 intercompany reinsurance transaction”). This transaction resulted in Crum & Forster ceding $358.1 of net insurance contract liabilities in exchange for consideration of $358.1 which was reflected as a reduction in net premiums written and net premiums earned of $358.1, and losses on claims of $358.1, which were eliminated within Fairfax’s consolidated financial reporting.

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

The North American Insurers reporting segment continued their strong underwriting performance, reporting an underwriting profit of $433.0 and a combined ratio of 92.9% in 2022 compared to an underwriting profit of $386.9 and a combined ratio of 92.3% in 2021. The increase in underwriting profitability in 2022 principally reflected continued growth in net premiums earned at Crum & Forster and Northbridge (including rate increases across most lines of business) relative to modest increases in underwriting expenses, the absence of current year COVID-19 losses and decreased current period catastrophe losses at Crum & Forster (as set out in the table below), partially offset by decreased net favourable prior year reserve development at Zenith National. The combined ratios and underwriting profits for each operating company in the North American Insurers reporting segment for 2022 and 2021 are shown in the table below.

	Combined ratios		Underwriting profit
	2022	2021	2022	2021
Northbridge	89.4%	88.8%	204.8	202.2
Crum & Forster	94.5%	95.9%	189.5	101.9
Zenith National	94.7%	88.4%	38.7	82.8
North American Insurers	92.9%	92.3%	433.0	386.9

The commission expense ratio decreased to 16.3% in 2022 from 18.2% in 2021 primarily reflecting increased commission income from certain ceded lines at Northbridge, decreased average commissions in accident and health lines at Crum & Forster and the impact of Crum & Forster’s 2021 intercompany reinsurance transaction.

The underwriting expense ratio decreased to 16.8% in 2022 from 18.5% in 2021 primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses and the impact of Crum & Forster’s 2021 intercompany reinsurance transaction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net favourable prior year reserve development of $77.2 (1.3 combined ratio points) in 2022 primarily reflected net favourable emergence in workers’ compensation at Zenith National, principally related to accident years 2015 through 2021, and commercial auto lines of business at Northbridge. Net favourable prior year reserve development of $103.7 (2.1 combined ratio points) in 2021 principally reflected net favourable emergence at Zenith National, primarily related to accident years 2018 through 2020 including favourable emergence on COVID-19 losses as well as better than expected loss emergence across multiple lines at Northbridge, primarily related to accident years 2018 through 2020 and partially offset by adverse loss emergence on mass latent claims from Northbridge’s legacy business.

Catastrophe losses in the North American Insurers reporting segment for 2022 and 2021 are as set out in the following table:

	2022			2021
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Winter Storm Elliott	31.5	0.5		—	—
Hurricane Ian	17.0	0.3		—	—
U.S. winter storms	—	—		45.4	0.9
Hurricane Ida	—	—		28.0	0.6
Other	51.9	0.8		40.7	0.8
Total catastrophe losses	100.4	1.6	Points	114.1	2.3	points

(1)	Net of reinstatement premiums.

Crum & Forster and Northbridge both produced record business volumes in 2022, contributing to the 16.3% increase in gross premiums written in the year, and primarily reflected increased business volumes at Crum & Forster (primarily accident and health, surplus and specialty, and commercial lines) and Northbridge (primarily property lines and strong retention) and rate increases across most lines of business with the exception of Zenith National’s workers’ compensation which continued to experience rate decreases. Zenith National’s gross premiums written increased in 2022, primarily reflecting growth in other property and casualty lines of business, partially offset by a modest decrease in its workers’ compensation business (principally reflecting continued rate decreases, partially offset by increased payroll exposure).

Net premiums written increased by 21.4% in 2022 consistent with the growth in gross premiums written and the impact of Crum & Forster’s 2021 intercompany reinsurance transaction described previously.

Net premiums earned increased by 21.6% in 2022 principally reflecting the increase in net premiums written during 2022 and 2021 and the impact of Crum & Forster’s 2021 intercompany reinsurance transaction. Gross premiums written and net premiums earned for each operating company in the North American Insurers reporting segment for 2022 and 2021 are shown in the table below.

	Gross premiums written		Net premiums earned
	2022	2021	2022	2021
Northbridge	2,306.0	2,126.6	1,924.4	1,800.9
Crum & Forster	4,622.8	3,729.7	3,455.5	2,512.8
Zenith National	762.8	735.2	727.9	711.1
Inter-segment eliminations(1)	(41.1)	(12.7)	—	—
North American Insurers	7,650.5	6,578.8	6,107.8	5,024.8

(1)	Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the North American Insurers reporting segment.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,469.6 in 2022 from $1,352.0 in 2021 primarily reflecting increased net premium collections, partially offset by increased net claims paid at Crum & Forster and increased net taxes paid at Northbridge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers

	2022	2021(1)
Underwriting profit	659.0	374.2

Loss & LAE - accident year	68.5%	69.3%
Commissions	16.6%	16.6%
Underwriting expenses	9.9%	12.2%
Combined ratio - accident year	95.0%	98.1%
Net favourable development	(0.2)%	(2.1)%
Combined ratio - calendar year	94.8%	96.0%

Gross premiums written	17,096.6	14,661.4
Net premiums written	13,506.3	10,755.5
Net premiums earned	12,726.9	9,451.8
Underwriting profit	659.0	374.2
Interest and dividends	413.3	236.7
Share of profit of associates	429.3	184.8
Operating income	1,501.6	795.7

(1)

Effective October 1, 2021 Brit completed a loss portfolio transfer with RiverStone International, to reinsure all net reserves for risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years (“Brit’s 2021 reinsurance transaction”). This transaction resulted in Brit ceding $379.1 of net insurance contract liabilities for consideration of $344.1 which was reflected as a reduction within net premiums written and net premiums earned and losses on claims of $379.1, resulting in net favourable prior year reserve development of $35.0.

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.

The Global Insurers and Reinsurers reporting segment reported a significant improvement in underwriting profit of $659.0 producing a combined ratio of 94.8% in 2022 compared to an underwriting profit of $374.2 with a combined ratio of 96.0% in 2021. The improved underwriting results in 2022 principally reflected growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses and the absence of COVID-19 losses, partially offset by decreased net favourable prior year reserve development and a marginal increase in current period catastrophe losses. The combined ratios and underwriting profits for each operating company in the Global Insurers and Reinsurers reporting segment for 2022 and 2021 are shown in the table below.

	Combined ratios		Underwriting profit
	2022	2021	2022	2021
Allied World	90.7%	93.4%	388.7	226.4
Odyssey Group	96.3%	97.8%	209.0	92.2
Brit	97.9%	96.8%	61.3	55.6
Global Insurers and Reinsurers	94.8%	96.0%	659.0	374.2

The underwriting expense ratio decreased to 9.9% in 2022 from 12.2% in 2021, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.

Net favourable prior year reserve development of $21.1 (0.2 of a combined ratio point) in 2022 primarily reflected net favourable prior year reserve development at Odyssey Group (primarily related to catastrophe losses, partially offset by net adverse prior year reserve development related to U.S. casualty losses), partially offset by net adverse prior year reserve development at Allied World (principally reflecting unfavourable loss emergence on late reported 2021 catastrophe losses, partially offset by net favourable prior year reserve development on non-catastrophe U.S. property lines). Net favourable prior year reserve development of $201.4 (2.1 combined ratio points) in 2021 primarily reflected better than expected non-catastrophe loss experience at Brit and Odyssey Group, partially offset by a modest net adverse prior year reserve development at Allied World, principally related to COVID-19 losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2022 and 2021 are as set out in the following table:

	2022			2021
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hurricane Ian	543.4	4.3		—	—
France hailstorms	118.6	0.9		—	—
Australian floods	71.4	0.6		—	—
Hurricane Ida	—	—		376.8	4.0
European floods	—	—		219.0	2.3
U.S. winter storms	—	—		198.1	2.1
Other	337.0	2.7		224.1	2.4
Total catastrophe losses	1,070.4	8.5	Points	1,018.0	10.8	points

(1)	Net of reinstatement premiums.

Catastrophe losses of $1,070.4 (8.5 combined ratio points) in 2022 primarily related to Hurricane Ian (with all companies in this reporting segment being affected: $254.4 at Brit, $177.6 at Allied World and $111.4 at Odyssey Group), attritional catastrophe losses (primarily at Odyssey Group), the France hailstorms (primarily impacting Odyssey Group, and to a lesser extent, Allied World) and the Australian floods (principally impacting Allied World and to a lesser extent, Odyssey Group and Brit). The catastrophe losses table above excludes net losses of $67.7 (approximately 84% incurred but not reported losses) in 2022 relating to the Ukraine conflict primarily within the political risk and terrorism lines of business.

Gross premiums written increased by 16.6% in 2022, primarily reflecting record premiums at each operating company within this reporting segment including increased premiums at Odyssey Group (primarily relating to U.S. property reinsurance including a large quota share agreement covering homeowners risks, U.S. casualty reinsurance and U.S. crop insurance), Brit (primarily reflecting growth at Ki Insurance and core insurance lines of business) and Allied World (primarily the North American and Global Markets platforms relating to excess casualty and professional liability, as well as its reinsurance operations).

Net premiums written increased by 25.6% in 2022, primarily reflecting the growth in gross premiums written at each operating company and increased retention at Odyssey Group (primarily related to increased assumed U.S. property reinsurance which was principally retained) and Brit (primarily reflecting reduced use of proportional reinsurance). The increase in net premiums written in 2022 also reflected the impact of Brit’s 2021 reinsurance transaction described previously. The increase in net premiums written in 2022 also reflected Brit’s purchase of four years of reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021 which did not occur in 2022.

Net premiums earned in 2022 increased by 34.7% consistent with the growth in net premiums written during 2022 and 2021 and the impact of Brit’s fourth quarter 2021 reinsurance transaction. Gross premiums written and net premiums earned for each operating company in the Global Insurers and Reinsurers reporting segment for 2022 and 2021 are shown in the table below.

	Gross premiums written		Net premiums earned
	2022	2021	2022	2021
Allied World	6,543.9	5,851.9	4,197.9	3,451.6
Odyssey Group	6,810.0	5,746.3	5,666.3	4,245.9
Brit	3,965.8	3,238.3	2,862.7	1,754.3
Inter-segment eliminations(1)	(223.1)	(175.1)	—	—
Global Insurers and Reinsurers	17,096.6	14,661.4	12,726.9	9,451.8

(1)	Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the Global Insurers and Reinsurers reporting segment.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $3,832.0 in 2022 from $2,889.4 in 2021, primarily reflecting increased net premium collections, partially offset by increased net paid losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 presented within the Corporate and Other reporting segment. During 2022 Allied World paid a dividend of $126.4 to its minority shareholders (2021 - $126.4), excluding the dividend referenced above, and Odyssey Group paid dividends of $65.3 (2021 - nil) to its minority shareholders.

International Insurers and Reinsurers

	2022	2021
Underwriting profit	13.3	40.1

Loss & LAE - accident year	66.0%	61.1%
Commissions	17.7%	17.9%
Underwriting expenses	21.0%	21.6%
Combined ratio - accident year	104.7%	100.6%
Net favourable development	(5.4)%	(3.1)%
Combined ratio - calendar year	99.3%	97.5%

Gross premiums written	3,178.6	2,853.3
Net premiums written	1,963.1	1,734.2
Net premiums earned	1,829.0	1,613.6
Underwriting profit	13.3	40.1
Interest and dividends	98.8	69.9
Share of profit of associates	52.4	35.7
Operating income	164.5	145.7

International Insurers and Reinsurers, comprised of Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 29 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2022.

The International Insurers and Reinsurers reporting segment reported an underwriting profit of $13.3 producing a combined ratio of 99.3% in 2022 compared to an underwriting profit of $40.1 and a combined ratio of 97.5% in 2021. The decrease in underwriting profit in 2022 primarily reflected an underwriting loss at Fairfax Latin America compared to an underwriting profit in 2021 (principally due to catastrophe losses in Fairfax Brasil’s agricultural business line) and an increased underwriting loss at Bryte Insurance (principally due to catastrophe losses stemming from flooding in the KwaZulu-Natal province of South Africa), partially offset by increased underwriting profit at Fairfax Asia (benefiting from the full year of underwriting profit at Singapore Re) and Fairfax Central and Eastern Europe (primarily at Fairfax Ukraine).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The combined ratios and underwriting profit (loss) for each operating company in the International Insurers and Reinsurers reporting segment for 2022 and 2021 are shown in the table below.

	Combined ratios		Underwriting profit (loss)
	2022	2021	2022	2021
Fairfax Asia(1)	88.6%	91.9%	33.5	20.1
Fairfax Latin America	106.9%	96.2%	(24.3)	11.8
Fairfax Central and Eastern Europe	94.4%	96.3%	24.3	16.7
Group Re	99.4%	98.3%	2.4	4.9
Bryte Insurance	108.2%	104.9%	(23.0)	(13.8)
Eurolife General(2)	99.4%	98.7%	0.4	0.4
International Insurers and Reinsurers	99.3%	97.5%	13.3	40.1

(1)	On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re. The company subsequently increased its ownership interest in Singapore Re to 100%.
(2)	On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%. and commenced consolidating Eurolife.

The commission expense ratio of 17.7% in 2022 was comparable to the commission expense ratio of 17.9% in 2021. The underwriting expense ratio decreased to 21.0% in 2022 from 21.6% in 2021, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Net favourable prior year reserve development of $97.9 (5.4 combined ratio points) in 2022 primarily reflected favourable emergence across most operating companies, principally at Fairfax Asia (primarily at Singapore Re related to property and accident lines of business), Fairfax Latin America and Fairfax Central and Eastern Europe (primarily related to motor, health and property lines of business). Net favourable prior year development of $50.5 (3.1 combined ratio points) in 2021 reflected favourable emergence across all operating companies, principally at Fairfax Asia (primarily related to automobile and property lines of business), Fairfax Latin America (primarily across each operating company in Fairfax Latam) and Eurolife General.

Catastrophe losses in the International Insurers and Reinsurers reporting segment for 2022 and 2021 are as set out in the following table:

	2022			2021

		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Brazil drought	54.4	3.0		—	—
South Africa floods	18.3	1.0		—	—
Other	12.2	0.6		16.0	1.0
Total catastrophe losses	84.9	4.6	points	16.0	1.0	points

(1)	Net of reinstatement premiums.

Gross premiums written increased by 11.4% in 2022, primarily reflecting increases at Fairfax Asia (principally from the consolidation of Singapore Re), Fairfax Latin America (principally due to increases at Fairfax Latam’s operating companies Southbridge Chile and La Meridional Argentina, partially offset by decreases at Fairfax Brasil) and at Group Re (across all of Group Re’s operating companies), and the consolidation of Eurolife General for a full year. Excluding the consolidations of Singapore Re and Eurolife General, gross premiums written increased by 3.7% in 2022.

Net premiums written increased by 13.2% in 2022 consistent with the growth in gross premiums written. Excluding the consolidations of Singapore Re and Eurolife General, net premiums written increased by 9.3% in 2022, primarily reflecting increased retention at La Meridional Argentina and new business growth at Group Re and Pacific Insurance.

Net premiums earned increased by 13.3% in 2022, principally reflecting the increase in net premiums written. Excluding the consolidations of Singapore Re and Eurolife General, net premiums earned increased by 9.6% in 2022, consistent with the increase in net premiums written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Gross premiums written and net premiums earned for each operating company in the International Insurers and Reinsurers reporting segment for 2022 and 2021 are shown in the table below.

	Gross premiums written		Net premiums earned
	2022	2021	2022	2021
Fairfax Asia(1)	746.8	537.0	292.5	249.7
Fairfax Latin America	1,108.2	1,049.0	351.3	311.1
Fairfax Central and Eastern Europe	509.8	543.1	436.1	452.1
Group Re	466.8	352.2	413.3	291.0
Bryte Insurance	382.1	387.7	278.6	279.2
Eurolife General(2)	80.5	35.6	57.2	30.5
Inter-segment eliminations(3)	(115.6)	(51.3)	—	—
International Insurers and Reinsurers	3,178.6	2,853.3	1,829.0	1,613.6

(1)	On June 17, 2021 the company increased its ownership interest in Singapore Re from 28.2% to 94.0% and subsequently increased its ownership interest to 100%.
(2)	On July 14, 2021 the company increased its interest in Eurolife to 80.0% from 50.0%.
(3)	Reflects the elimination of intercompany gross premiums written amongst subsidiaries included within the International Insurers and Reinsurers reporting segment.

Life Insurance and Run-off

	2022			2021
	Eurolife(1)	Run-off	Total	Eurolife(1)	Run-off(2)	Total
Gross premiums written	350.9	—	350.9	114.2	358.1	472.3
Net premiums written	344.2	0.5	344.7	110.6	358.1	468.7
Net premiums earned	341.9	0.5	342.4	109.7	358.1	467.8
Losses on claims, net	(251.1)	(140.6)	(391.7)	(81.0)	(576.7)	(657.7)
Operating expenses	(44.5)	(73.5)	(118.0)	(28.6)	(90.5)	(119.1)
Interest and dividends	34.6	21.0	55.6	9.1	10.2	19.3
Share of profit of associates	14.6	41.8	56.4	3.3	13.5	16.8
Operating income (loss)	95.5	(150.8)	(55.3)	12.5	(285.4)	(272.9)

(1)	These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and the presentation of Eurolife’s life insurance operations as “Eurolife” in the Life Insurance and Run-off segment in the table above and separate presentation of Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General”.
(2)	Effective October 1, 2021 Resolution Group Reinsurance (Barbados) Limited reinsured a portfolio of business written by Crum & Forster, predominantly comprised of property, liability and workers’ compensation exposures relating to accident years 2014 and prior (“2021 intercompany reinsurance transaction”). This transaction resulted in Run-off assuming $358.1 of net insurance contract liabilities in exchange for consideration of $358.1 and recorded as an increase in gross premiums written, net premiums written and net premiums earned of $358.1, and losses on claims of $358.1, which were eliminated within Fairfax’s consolidated financial reporting.

Eurolife

In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife’s life insurance business are reported in Life insurance and Run-off and those of Eurolife’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife’s life operations.

Gross premiums written of $350.9 in 2022 and $114.2 in 2021 primarily consisted of traditional life insurance policies (endowments, deferred annuities, whole life and term life), group benefits including retirement benefits, and accident and health insurance policies.

Losses on claims, net of $251.1 in 2022 and $81.0 in 2021 primarily consisted of net policy holder benefits and losses on claims. Losses on claims, net in 2022 included decreases in net policy holder benefits resulting from continued rising interest rates in the period.

Eurolife’s operating expenses include net commission expense and other underwriting expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Run-off

The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 350 employees.

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone Barbados to CVC for consideration of $695.7. Refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures” for additional details.

Run-off reported an improved operating loss of $150.8 in 2022 compared to an operating loss of $285.4 in 2021. The decrease in operating losses in 2022 principally reflected decreased net adverse prior year reserve development of $147.2 primarily related to asbestos, pollution and other hazards reserves in 2022 compared to $224.6 in 2021 and increased share of profit of associates and increased interest and dividends.

During 2022 the holding company made cash contributions of $240.0 (2021 - $93.6) to Run-off to augment its capital.

Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from timing delays between when gross claims are paid and the subsequent collection from third party reinsurers. Further delays may occur while assets pledged to secure the payment of claims are released subsequent to the initial payment.

Non-insurance companies

	2022					2021
	Restaurants	Fairfax	Thomas			Restaurants	Fairfax	Thomas
	and retail(1)	India(2)	Cook India(3)	Other(4)	Total(5)	and retail(1)	India(2)	Cook India(3)	Other(4)	Total(5)
Revenue	1,710.3	216.7	611.0	3,043.6	5,581.6	1,803.8	228.2	249.4	2,876.1	5,157.5
Expenses	(1,582.2)	(208.1)	(600.8)	(3,129.8)	(5,520.9)	(1,724.8)	(206.9)	(293.4)	(2,867.0)	(5,092.1)
Pre-tax income (loss) before interest expense and other	128.1	8.6	10.2	(86.2)	60.7	79.0	21.3	(44.0)	9.1	65.4
Interest and dividends	9.9	21.4	—	(4.7)	26.6	7.5	(102.2)	(0.1)	0.1	(94.7)
Share of profit (loss) of associates	(0.1)	132.0	0.3	1.8	134.0	—	20.2	(0.1)	2.2	22.3
Operating income (loss)	137.9	162.0	10.5	(89.1)	221.3	86.5	(60.7)	(44.2)	11.4	(7.0)

(1)	Comprised primarily of Recipe, Golf Town, Sporting Life and Toys “R” Us Canada (deconsolidated on August 19, 2021).
(2)	Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS.
(3)	Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)	Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge, Grivalia Hospitality (consolidated on July 5, 2022) and Mosaic Capital (deconsolidated on August 5, 2021).
(5)	Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.

For details of acquisition and divestiture transactions, refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures”.

Restaurants and retail

The decrease in revenue and expenses of Restaurants and retail in 2022 primarily reflected the deconsolidation of Toys “R” Us Canada on August 19, 2021, lower business volumes at Golf Town and the impact of the weakening of the Canadian dollar relative to the U.S. dollar (measured using average foreign exchange rates) by 3.7% in 2022, partially offset by higher business volumes across most other operating companies, principally due to reduced COVID-19 related restrictions in 2022 compared to 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India

Fairfax India’s revenue decreased modestly in 2022 primarily reflecting the deconsolidation of Privi, lower business volumes at NCML and the impact of the weakening of the Indian rupee relative to the U.S. dollar (measured using average foreign exchange rates) by 5.9% in 2022, partially offset by the consolidations of Jaynix and Maxop, and higher business volumes at Saurashtra Freight and Fairchem. Fairfax India’s expenses remained relatively flat in 2022, principally reflecting the same factors as noted above in revenue, as well as lower margins at Fairchem and Saurashtra Freight.

Fairfax India’s interest and dividends include the impacts of performance fee payable to Fairfax. Interest and dividend income of $21.4 in 2022 primarily reflected a reversal of a performance fee payable to Fairfax of $36.4, dividend income earned on common stocks and interest income on bonds, partially offset by investment management fees payable to Fairfax. Interest and dividend expense of $102.2 in 2021 included an accrual of a performance fee payable to Fairfax of $85.2. The investment management fees, performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation.

At December 31, 2022 the holding company had a performance fee receivable of $41.5 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. For additional details refer to note 28 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2022.

Thomas Cook India

Thomas Cook India reported significant increases in revenue and expenses in 2022 primarily reflecting higher business volumes resulting from continued easing of COVID-19 related travel restrictions, and increased domestic and international travel (Sterling Resorts also contributed to these results with its resorts fully operational and at a higher occupancy rate in 2022), partially offset by the impact of the weakening of the Indian rupee relative to the U.S. dollar (measured using average foreign exchange rates) by 5.9% in 2022.

Other

The Other operating segment’s revenue and expenses increased in 2022 primarily reflecting higher business volumes at AGT and an increase in revenue and expenses at Dexterra Group principally driven by local acquisitions in the first quarter of 2022 and organic growth, partially offset by decreased business volumes at Boat Rocker and the deconsolidation of Mosaic Capital. The increase in expenses of Other in 2022 also reflected non-cash goodwill impairment charges on Farmers Edge of $133.4.

Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest Expense

Consolidated interest expense as presented in the consolidated statement of earnings was comprised as follows:

	2022	2021
Interest expense on borrowings:
Holding company	257.1	305.2
Insurance and reinsurance companies	59.0	51.6
Non-insurance companies(1)	89.8	99.2
	405.9	456.0
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	13.9	16.8
Non-insurance companies	33.0	41.1
	46.9	57.9
Interest expense	452.8	513.9

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)	Represents accretion of lease liabilities using the effective interest method.

The decrease in interest expense on borrowings at the holding company in 2022 principally reflected the loss of $45.7 recorded in 2021 on redemptions of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023, and the redemption in October 2021 of $85.0 principal amount 4.142% unsecured senior notes due 2024, partially offset by the issuances in August 2022 of the $750.0 principal amount of 5.625% unsecured senior notes due 2032, and in March 2021 of the $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due 2031 and the $600.0 principal amount of 3.375% unsecured senior notes due 2031.

The interest expense on borrowings at the insurance and reinsurance companies marginally increased in 2022 principally reflecting the accretion of the redemption liability related to the non-controlling interests in Eurolife and higher interest expense at Brit on its revolving credit facility, partially offset by the redemption of Odyssey Group’s unsecured senior notes on March 15, 2021 and June 15, 2021.

The modest decrease in interest expense on borrowings at the non-insurance companies in 2022 principally reflected lower accretion of certain redemption liabilities primarily at Boat Rocker, the deconsolidation of borrowings of Privi on April 29, 2021, Toys “R” Us Canada on August 19, 2021 and Mosaic Capital on August 5, 2021, settlement of Farmers Edge debt on March 3, 2021 as part of its initial public offering, decreased borrowings at Recipe on its revolving credit facility and decreased interest expense at Fairfax India (primarily due to lower amortization of issuance costs), partially offset by higher interest expense at Dexterra and Boat Rocker due to increased borrowings and higher interest rates year over year.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Overhead and Other

Corporate overhead and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	2022	2021
Fairfax corporate overhead	144.5	206.6
Subsidiary holding companies’ corporate overhead	60.7	61.7
Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges(1)	91.5	140.7
Corporate overhead(2)	296.7	409.0
Holding company interest and dividends	(9.6)	(24.6)
Holding company share of profit of associates	(102.8)	(38.8)
Investment management and administration fee income and other(3)	(124.4)	(255.9)
	59.9	89.7

(1)	Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)	Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.
(3)	Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.

Fairfax corporate overhead decreased to $144.5 in 2022 from $206.6 in 2021, primarily reflecting decreases in employee compensation expenses and charitable donations, partially offset by increased office and general expenses.

Subsidiary holding companies’ corporate overhead slightly decreased to $60.7 in 2022 from $61.7 in 2021, primarily reflecting lower net costs related to insurance agents and brokers and a reversal of impairment charge on premises and equipment, partially offset by increased office and general expenses and increased audit fees related to the implementation of IFRS 17.

Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges decreased to $91.5 in 2022 from $140.7 in 2021, primarily due to the inclusion in 2021 of non-cash goodwill impairment charges of $48.2 (primarily related to Run-off). Intangible asset amortization charges of $91.5 (2021 - $92.5) were primarily at Allied World and Crum & Forster.

Investment management and administration fee income and other of $124.4 in 2022 (2021 - $255.9) were primarily comprised of investment and administration fees of $124.6 (2021 - $256.6) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The decrease in investment and administration fee income in 2022 primarily reflected the change in the performance fee receivable from Fairfax India (reversal of a $36.4 receivable in 2022 compared to a receivable of $85.2 in 2021).

At December 31, 2022 the performance fee receivable of $41.5 was accrued by the company pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee, if any, as the increase in Fairfax India’s book value per share (common shareholders’ equity divided by the number of common shares effectively outstanding) over the period from January 1, 2021 to December 31, 2023 exceeds a specified threshold.

Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

The company’s effective income tax rate in 2022 of 24.8% (provision for income taxes of $425.2) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Barbados), non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions) and foreign exchange (principally related to Canadian holding companies where tax returns are filed in Canadian dollars but the holding companies are U.S. dollar functional currency, with the U.S. dollar strengthened relative to the Canadian dollar), partially offset by permanent differences (principally related to a non-cash goodwill impairment charge on Farmers Edge).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s effective income tax rate in 2021 of 16.5% (provision for income taxes of $726.0) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in Asia, the U.S., Barbados, the U.K. and at Allied World) and non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions), partially offset by the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada and the U.S., partially offset by the recognition of previously unrecorded deferred tax assets in the U.K. and at Allied World) and permanent differences.

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2022.

Non-controlling Interests

Non-controlling interests principally related to Fairfax India, Allied World, Brit, Odyssey Group and Recipe. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2022 and 2021 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.
(b)	Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2022. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.
(c)	Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Borrowings within Corporate and eliminations of $5,894.6 at December 31, 2022 (December 31, 2021 - $5,346.1) primarily consisted of Fairfax holding company borrowings of $5,887.6 (December 31, 2021 - $5,338.6).

	Equity interests in Fairfax affiliates at December 31, 2022
			International
	North American	Global Insurers	Insurers and	Life insurance	Corporate &
	Insurers	and Reinsurers	Reinsurers	and Run-off	Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	—	—	91.9%	100.0%
TRG (Run-off)	—	—	31.5%	—	68.5%	100.0%
Singapore Re	—	8.8%	91.2%	—	—	100.0%

Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	20.7%	0.8%	2.4%	45.1%	73.3%
Fairfax India	6.0%	18.8%	3.6%	—	6.3%	34.7%
Recipe	29.3%	41.7%	1.7%	0.3%	2.7%	75.7%
Boat Rocker	34.3%	5.9%	4.7%	—	—	44.9%
AGT	17.0%	24.1%	—	—	18.5%	59.6%
Dexterra Group	5.3%	30.9%	—	3.4%	9.1%	48.7%
Farmers Edge	28.6%	22.9%	9.8%	—	—	61.3%
Grivalia Hospitality	9.6%	28.3%	—	40.5%	—	78.4%

(1)	This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine and Eurolife.
(2)	Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.
(3)	Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(4)	Consolidated
Assets
Holding company cash and investments	110.7	205.9	—	316.6	—	—	1,029.2	1,345.8
Insurance contract receivables	1,374.8	5,839.7	1,096.4	8,310.9	28.2	—	(431.6)	7,907.5
Portfolio investments(1)	12,714.6	30,808.2	5,516.0	49,038.8	4,275.4	2,119.3	(1,110.6)	54,322.9
Deferred premium acquisition costs	498.8	1,471.7	230.8	2,201.3	7.5	—	(38.5)	2,170.3
Recoverable from reinsurers	2,175.7	9,768.7	2,153.5	14,097.9	517.5	—	(1,499.6)	13,115.8
Deferred income tax assets	129.8	155.6	51.9	337.3	25.6	54.5	74.7	492.1
Goodwill and intangible assets	800.8	2,410.4	185.6	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	193.3	10.9	2.1	206.3	364.1	—	(570.4)	—
Other assets	637.0	861.0	276.0	1,774.0	832.6	4,153.2	321.9	7,081.7
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	34.9	167.1	29.3	—	(196.4)	—
Total assets	18,664.9	51,634.9	9,547.2	79,847.0	6,087.7	8,611.4	(2,421.0)	92,125.1

Liabilities
Accounts payable and accrued liabilities	878.1	1,169.9	256.9	2,304.9	263.1	2,430.7	216.5	5,215.2
Derivative obligations	5.6	107.4	0.5	113.5	—	58.2	19.3	191.0
Due to affiliates	6.6	2.9	7.0	16.5	0.4	82.4	(99.3)	—
Deferred income tax liabilities	—	19.2	205.8	225.0	18.5	252.4	0.8	496.7
Insurance contract payables	521.2	3,567.3	751.2	4,839.7	688.4	—	(466.2)	5,061.9
Provision for losses and loss adjustment expenses(3)	8,564.0	25,870.8	3,096.9	37,531.7	4,300.9	—	(1,343.0)	40,489.6
Provision for unearned premiums(3)	2,876.2	7,654.2	1,313.6	11,844.0	18.2	—	(152.2)	11,710.0
Borrowings	38.3	695.1	—	733.4	—	1,996.9	5,894.6	8,624.9
Total liabilities	12,890.0	39,086.8	5,631.9	57,608.7	5,289.5	4,820.6	4,070.5	71,789.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	5,774.9	12,173.6	3,846.8	21,795.3	798.2	3,664.1	(9,581.4)	16,676.2
Non-controlling interests	—	374.5	68.5	443.0	—	126.7	3,089.9	3,659.6
Total equity	5,774.9	12,548.1	3,915.3	22,238.3	798.2	3,790.8	(6,491.5)	20,335.8
Total liabilities and total equity	18,664.9	51,634.9	9,547.2	79,847.0	6,087.7	8,611.4	(2,421.0)	92,125.1

Capital
Borrowings	38.3	695.1	—	733.4	—	1,996.9	5,894.6	8,624.9
Investments in Fairfax affiliates	692.4	1,317.9	146.8	2,157.1	276.2	—	(2,433.3)	—
Shareholders' equity attributable to shareholders of Fairfax	5,082.5	9,311.1	3,718.4	18,112.0	522.0	2,100.4	(4,058.2)	16,676.2
Non-controlling interests	—	1,919.1	50.1	1,969.2	—	1,690.4	—	3,659.6
Total capital	5,813.2	13,243.2	3,915.3	22,971.7	798.2	5,787.7	(596.9)	28,960.7
% of consolidated total capital	20.1%	45.7%	13.5%	79.3%	2.8%	20.0%	(2.1)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Included in insurance contract liabilities on the consolidated balance sheet.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(4)	Consolidated
Assets
Holding company cash and investments	93.5	511.0	—	604.5	—	—	873.8	1,478.3
Insurance contract receivables	1,273.4	4,998.1	944.0	7,215.5	7.8	—	(340.1)	6,883.2
Portfolio investments(1)	11,688.5	27,922.6	5,450.7	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	441.1	1,299.1	210.4	1,950.6	3.8	—	(30.3)	1,924.1
Recoverable from reinsurers	2,039.1	8,588.6	2,432.6	13,060.3	457.6	—	(1,427.4)	12,090.5
Deferred income tax assets	153.9	69.8	44.5	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	898.3	2,476.5	204.7	3,579.5	7.5	2,341.2	-	5,928.2
Due from affiliates	213.6	16.2	1.5	231.3	360.2	—	(591.5)	—
Other assets	587.9	864.6	293.5	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	35.0	167.2	29.3	—	(196.5)	—
Total assets	17,418.7	46,849.3	9,616.9	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4

Liabilities
Accounts payable and accrued liabilities	724.7	1,191.5	233.7	2,149.9	233.4	2,077.4	524.7	4,985.4
Derivative obligations	4.6	67.9	—	72.5	—	47.9	32.5	152.9
Due to affiliates	3.4	10.9	14.5	28.8	0.2	135.1	(164.1)	—
Deferred income tax liabilities	—	95.7	226.5	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	447.9	3,043.7	717.0	4,208.6	652.0	—	(367.1)	4,493.5
Provision for losses and loss adjustment expenses(3)	7,777.5	22,308.3	3,295.6	33,381.4	4,806.1	—	(1,295.2)	36,892.3
Provision for unearned premiums(3)	2,555.1	6,796.3	1,213.4	10,564.8	16.5	—	(127.1)	10,454.2
Borrowings	38.3	752.4	—	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	11,551.5	34,266.7	5,700.7	51,518.9	5,781.1	4,075.1	3,955.0	65,330.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	5,867.2	12,348.4	3,839.5	22,055.1	888.0	3,690.8	(10,248.8)	16,385.1
Non-controlling interests	—	234.2	76.7	310.9	—	90.5	4,528.8	4,930.2
Total equity	5,867.2	12,582.6	3,916.2	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	17,418.7	46,849.3	9,616.9	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4

Capital
Borrowings	38.3	752.4	—	790.7	—	1,616.2	5,346.1	7,753.0
Investments in Fairfax affiliates	709.9	1,069.3	162.5	1,941.7	76.5	—	(2,018.2)	—
Shareholders' equity attributable to shareholders of Fairfax	5,157.3	8,984.4	3,695.5	17,837.2	811.5	1,782.5	(4,046.1)	16,385.1
Non-controlling interests	—	2,528.9	58.2	2,587.1	—	1,998.8	344.3	4,930.2
Total capital	5,905.5	13,335.0	3,916.2	23,156.7	888.0	5,397.5	(373.9)	29,068.3
% of consolidated total capital	20.3%	45.9%	13.5%	79.7%	3.1%	18.6%	(1.4)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Included in insurance contract liabilities on the consolidated balance sheet.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2022 compared to December 31, 2021 were primarily due to the consolidation of Grivalia Hospitality on July 5, 2022, increased business volumes at the property and casualty insurance and reinsurance companies and net proceeds received from the sale of Crum & Forster’s Pet Insurance Group and Pethealth.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding company cash and investments decreased to $1,345.8 ($1,326.4 net of $19.4 of holding company derivative obligations) at December 31, 2022 from $1,478.3 at December 31, 2021 ($1,446.2 net of $32.1 of holding company derivative obligations). Significant cash transactions at the holding company in 2022 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.

Insurance contract receivables increased by $1,024.3 to $7,907.5 at December 31, 2022 from $6,883.2 at December 31, 2021 primarily reflecting increased insurance and reinsurance premiums receivable due to increased business volumes and the normal lag in the associated premium collection, principally at the companies in the Global Insurers and Reinsurers reporting segment.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $54,322.9 at December 31, 2022 ($54,151.3 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2021 of $51,697.4 ($51,576.6 net of subsidiary derivative obligations). The increase of $2,574.7 principally reflected share of profit of associates of $1,014.7, interest and dividends earned by the property and casualty insurance and reinsurance companies of $746.1, and the proceeds received of $250.0 in debentures on the sale of Crum & Forster’s Pet Insurance Group and Pethealth, partially offset by net unrealized losses on bonds and common stocks, and foreign currency net losses on investments, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $12,399.1, primarily reflecting net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into bonds as described in the paragraph that follows.

Bonds (including bonds pledged for derivative obligations) increased by $14,467.0, primarily reflecting net purchases of U.S. treasury and Canadian government bonds, first mortgage loans and short-dated high quality corporate bonds, and debentures received on the sale of Crum & Forster’s Pet Insurance Group and Pethealth, partially offset by net unrealized losses.

Common stocks decreased by $541.7 primarily reflecting net unrealized losses and the commencement of the equity method of accounting for Stelco on August 31, 2022.

Investments in associates increased by $1,329.9 primarily reflecting share of profit of associates of $1,014.7, the commencement of the equity method of accounting for Stelco and additional investments in Atlas common shares (through the exercise of equity warrants with a strike price of $8.05 and purchases of Atlas common shares held through AVLNs entered with RiverStone Barbados), partially offset by share of other comprehensive loss of associates (principally foreign currency losses), the recognition of distributions and dividends from associates and joint ventures and the consolidation of Grivalia Hospitality (previously equity accounted). Derivatives and other invested assets, net of derivative obligations, decreased by $213.5 primarily reflecting the exercise of Atlas equity warrants with a strike price of $8.05 and net sales of investment property, partially offset by higher net receivables from counterparties on long equity total return swaps, including long equity total return swaps on Fairfax subordinate voting shares.

Recoverable from reinsurers increased by $1,025.3 to $13,115.8 at December 31, 2022 from $12,090.5 at December 31, 2021 primarily reflecting increased business volumes (principally at Allied World, Crum & Forster and Brit) and U.S. crop losses ceded to reinsurers at Odyssey Group, partially offset by the settlement of a fronting claim at Fairfax Latam’s operating company Southbridge Chile.

Deferred income tax assets decreased by $30.3 to $492.1 at December 31, 2022 from $522.4 at December 31, 2021 primarily reflecting the utilization of foreign tax credits in the U.S., partially offset by an increase in temporary differences in the U.S. due to net unrealized losses on investments.

Goodwill and intangible assets decreased by $239.2 to $5,689.0 at December 31, 2022 from $5,928.2 at December 31, 2021 primarily reflecting the weakening of the Canadian dollar relative to the U.S. dollar, non-cash goodwill impairment charges of $133.4 on Farmers Edge, the amortization of intangible assets and the deconsolidation of Crum & Forster’s Pet Insurance Group and Pethealth, partially offset by the consolidations of Grivalia Hospitality and Fairfax India’s subsidiaries Maxop and Jaynix, and intangible asset additions. The allocation by operating segment at December 31, 2022 of goodwill of $2,927.5 and intangible assets of $2,761.5 (December 31, 2021 - $3,084.8 and $2,843.4), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2022. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2022 and it

FAIRFAX FINANCIAL HOLDINGS LIMITED

was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges on Farmers Edge as described above.

Other assets increased by $960.4 to $7,081.7 at December 31, 2022 from $6,121.3 at December 31, 2021 primarily reflecting the consolidations of Grivalia Hospitality and Fairfax India’s subsidiaries Maxop and Jaynix, increases in inventories and other revenue receivables at the non-insurance companies, higher pension surplus at the insurance and reinsurance companies and higher accrued interest and dividends related to higher interest income in 2022, partially offset by decreased receivables for securities sold but not yet settled.

Accounts payable and accrued liabilities increased by $229.8 to $5,215.2 at December 31, 2022 from $4,985.4 at December 31, 2021 primarily due to the consolidation of Grivalia Hospitality, higher payables related to cost of sales at the non-insurance companies related to growth in business volumes, higher deferred revenue due to additional production contracts at Boat Rocker, higher payables for securities purchased but not yet settled and increased income taxes payable, partially offset by decreased lease liabilities (primarily reflecting payments made) and decreased pension and post retirement liabilities.

Deferred income tax liabilities decreased by $102.1 to $496.7 at December 31, 2022 from $598.8 at December 31, 2021 principally due to net unrealized losses on investments at Eurolife and Allied World.

Insurance contract payables increased by $568.4 to $5,061.9 at December 31, 2022 from $4,493.5 at December 31, 2021 primarily reflecting an increase in other insurance contract payables at Odyssey Group (principally related to its U.S. crop insurance business) and increased life liabilities at Eurolife (principally payables associated with unit-linked insurance products).

Provision for losses and loss adjustment expenses increased by $3,896.4 to $38,319.2 at December 31, 2022 from $34,422.8 at December 31, 2021 primarily reflecting increased business volumes (principally at Allied World, Odyssey Group, Brit, Northbridge and Crum & Forster) and catastrophe losses, partially offset by the strengthening of the U.S. dollar relative to the company’s reserves denominated in other currencies (primarily the Canadian dollar, British pound, euro and Argentinian peso), Run-off’s continued progress settling its claims liabilities, the settlement of claims at Fairfax Latam (at Southbridge Chile related to the 2019 Chilean riots) and net favourable prior year reserve development.

Non-controlling interests decreased by $1,270.6 to $3,659.6 at December 31, 2022 from $4,930.2 at December 31, 2021 primarily reflecting net changes in capitalization ($1,070.9, principally related to the acquisition of the non-controlling interests in Allied World, the privatization of Recipe and the purchase of certain securities held through AVLNs entered with RiverStone Barbados, partially offset by a third party’s investment in Brit’s subsidiary Ki Insurance), dividends paid to non-controlling interests ($263.2, primarily dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders) and non-controlling interests’ share of other comprehensive losses ($198.3), partially offset by non-controlling interests’ share of net earnings ($139.6) and the acquisition of subsidiaries ($111.5, principally related to the consolidation of Grivalia Hospitality). For further details refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022.

Comparison of 2021 to 2020 - Total assets and total liabilities increased to $86,645.4 and $65,330.1 at December 31, 2021 from$74,054.0 and $56,526.7 at December 31, 2020 primarily reflecting increased business volumes at the property and casualty insurance and reinsurance companies, net unrealized gains on equity and equity-related holdings and the company’s investment in Digit compulsory convertible preferred shares, and the consolidations of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, partially offset by the deconsolidation of Fairfax India’s subsidiary Privi on April 19, 2021, Mosaic Capital on August 5, 2021, and Toys “R” Us Canada on August 19, 2021. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022 for additional details.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “loss reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and Life insurance and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.

The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s gross provision for losses and loss adjustment expenses, by segment and line of business:

December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and			Corporate
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	and Other	Consolidated
Property	735.5	5,579.9	1,196.7	7,512.1	40.4	—	7,552.5
Casualty	7,487.5	18,625.5	984.1	27,097.1	1,255.9	—	28,353.0
Specialty	308.0	1,515.5	589.3	2,412.8	0.9	—	2,413.7
	8,531.0	25,720.9	2,770.1	37,022.0	1,297.2	—	38,319.2
Intercompany	33.0	149.9	326.8	509.7	833.3	(1,343.0)	—
Provision for losses and LAE	8,564.0	25,870.8	3,096.9	37,531.7	2,130.5	(1,343.0)	38,319.2

(1)	Excludes Eurolife’s provision for life policy benefits of $2,170.4

December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and			Corporate
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	and Other	Consolidated
Property	661.3	4,579.4	1,530.3	6,771.0	43.9	—	6,814.9
Casualty	6,844.2	16,204.5	989.0	24,037.7	1,375.6	—	25,413.3
Specialty	264.0	1,391.2	538.5	2,193.7	0.9	—	2,194.6
	7,769.5	22,175.1	3,057.8	33,002.4	1,420.4	—	34,422.8
Intercompany	8.0	133.2	237.8	379.0	916.2	(1,295.2)	—
Provision for losses and LAE	7,777.5	22,308.3	3,295.6	33,381.4	2,336.6	(1,295.2)	34,422.8

(1)	Excludes Eurolife’s provision for life policy benefits of $2,469.5

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2022 of $7.3 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2022, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The provision for losses is established by the company’s insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the provision for losses may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the “Reconciliation of Provision for Claims - Consolidated” table, a subsidiary’s provision for losses at December 31 in the year of acquisition is included in the line “Provision for claims of companies acquired during the year at December 31”, whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Net favourable (unfavourable) prior year reserve development by reporting segment for the years ended December 31 were comprised as follows:

	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2022	2021
North American Insurers	77.2	103.7
Global Insurers and Reinsurers	21.1	201.4
International Insurers and Reinsurers(1)	97.9	43.6
	196.2	348.7
Run-off	(147.2)	(224.6)
Net favourable prior year reserve development	49.0	124.1

(1)	Excludes net favourable prior year reserve development of companies acquired in 2021: Singapore Re ($4.0) and Eurolife ($2.9).

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related effect on losses on claims, net for the years ended December 31 were as shown in the following table:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims – Consolidated

	2022	2021
Provision for claims at January 1 - net	25,474.5	22,856.5
Foreign exchange effect	(442.4)	(236.8)
Losses on claims for claims occurring:
In the current year	13,648.9	10,756.5
In the prior years - net favourable development	(49.0)	(124.1)
Paid on claims during the year related to:
The current year	(2,973.4)	(2,380.6)
The prior years	(6,593.5)	(5,594.7)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	3.8	210.0
Divestitures during the year	—	(12.3)
Provision for claims at December 31 before the undernoted	29,068.9	25,474.5
CTR Life	4.4	4.4
Provision for claims at December 31 - net	29,073.3	25,478.9
Reinsurers’ share of provision for claims at December 31	9,245.9	8,943.9
Provision for claims at December 31 - gross	38,319.2	34,422.8

Foreign exchange effect and other principally reflected the decrease of reserves denominated in the Canadian dollar, British pound, euro and Argentinian peso which weakened against the U.S. dollar (2021 - principally reflected the decrease of reserves denominated in the euro, Chilean peso, Argentinian peso, Colombian peso and South African rand which weakened against the U.S. dollar). The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future which could be significantly different from the past due to many unknown factors.

Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2022 are tables that show the historical reserve reconciliation and the reserve development of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit and Allied World) and International Insurers and Reinsurers (comprised of Fairfax Asia and Insurance and Reinsurance - Other’s operating companies Group Re, Bryte Insurance, Fairfax Latin America, Fairfax Central and Eastern Europe and Eurolife General), as well as Run-off’s reconciliation of provision for claims.

Asbestos, Pollution and Other Latent Hazards

The company’s insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company’s exposure to asbestos losses are now under the management of Run-off. Considerable uncertainty surrounding these types of claims affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. Key legal principles governing coverage obligations remain unsettled in the courts, and legislation in various states has undermined the intent of the insurer and policyholder expressed in policy language. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly. As a result, the insurance industry confronts continuing litigation and uncertainty in its efforts to quantify asbestos exposures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Mesothelioma and lung cancer claims comprise the majority of asbestos claims now being filed and litigated, and the number of mesothelioma cases has not tailed off as expected. The average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits, putting pressure on costs of defense. Furthermore, plaintiffs’ firms in the asbestos litigation continue to push for an increase in the settlement values and jury verdicts in asbestos cases involving malignancies. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. The company continues to implement strategies and initiatives to address these issues and will evaluate and adjust its asbestos reserves as necessary.

The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims have also arisen from insureds’ alleged responsibility for sports-related head trauma, sexual molestation, and opioid addiction. Potential exposure associated with sexual molestation claims has increased, driven by heightened awareness and investigation into past abuse, high profile claims, and legislation expanding alleged victims’ ability to sue, all of which have resulted in additional claims being reported to the company. The company also is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals (“PFCs”), as well as growing mass tort litigation involving claims of injury from pesticides and agricultural chemicals such as “Roundup,” Paraquat and chlorpyrifos. Coverage for lead paint manufacturers’ liability for large-scale abatement of lead paint that is being litigated in various appellate courts also presents potential exposure to the company. Moreover, the company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc, often alleged to have been contaminated with asbestos, as an ingredient of consumer products such as powders and cosmetics. Individual claimants number in the tens of thousands, and the future development of these claims and the degree of the company’s exposure to them are highly uncertain.

Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.

Following is an analysis of the company’s gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2022		2021
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,036.7	838.9	1,030.6	840.0
Asbestos losses and ALAE incurred during the year	215.8	113.7	199.1	151.6
Asbestos losses and ALAE paid during the year	(175.2)	(132.5)	(193.0)	(152.7)
Provision for asbestos claims and ALAE at December 31	1,077.3	820.1	1,036.7	838.9

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to loss reserves beyond current estimates may emerge in future periods.

Recoverable from Reinsurers

The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recoverable from reinsurers of $13,115.8 on the consolidated balance sheet at December 31, 2022 consisted of future recoverable amounts from reinsurers on unpaid claims ($9,274.8), reinsurance receivable on paid losses ($1,599.4) and the unearned portion of premiums ceded to reinsurers ($2,413.5), net of a provision for uncollectible balances ($171.9). Recoverables from reinsurers on unpaid claims increased by $285.5 to $9,274.8 at December 31, 2022 from $8,989.3 at December 31, 2021, primarily reflecting increased business volumes at most insurance and reinsurance companies, partially offset by the settlement of fronting claims at Fairfax Latam (at Southbridge Chile related to the 2019 Chilean riots).

The following table presents the company’s top 10 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2022, which represented 62.5% (December 31, 2021 - 61.7%) of gross recoverable from reinsurers.

		A.M. Best		Net unsecured
		rating (or S&P	Gross recoverable	recoverable
Reinsurance group	Principal reinsurers	equivalent)(1)	from reinsurers(2)	from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,618.5	1,398.5
Swiss Re	Swiss Reinsurance America Corporation	A+	1,436.8	1,383.1
Lloyd’s	Lloyd’s	A	1,212.9	1,197.5
Everest	Everest Reinsurance (Bermuda), Ltd	A+	780.0	649.9
Risk Management Agency	Federal Crop Insurance Corporation	NR	737.1	737.1
HDI	Hannover Rück SE	A+	577.6	570.8
Berkshire Hathaway	General Reinsurance Corporation	A++	551.8	549.6
AIG	Validus Reinsurance (Switzerland) Ltd	A	470.9	459.9
Axis	Axis Reinsurance Company	A	469.8	409.2
Sompo Holdings	Endurance Assurance Corporation	A+	448.6	441.8
Top 10 reinsurance groups			8,304.0	7,797.4
Other reinsurers			4,983.7	4,245.1
Gross recoverable from reinsurers			13,287.7	12,042.5
Provision for uncollectible reinsurance			(171.9)	(171.9)
Recoverable from reinsurers			13,115.8	11,870.6

(1)	Financial strength rating of principal reinsurer.
(2)	Excludes specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents recoverable from reinsurers of $13,115.8 at December 31, 2022 separately for the Property and Casualty Insurance and Reinsurance reporting segment and Life insurance and Run-off, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.

	Property and Casualty
	Insurance and Reinsurance			Life Insurance and Run-off			Consolidated
	Gross	Balance for	Net unsecured	Gross		Net unsecured	Gross	Balance for	Net unsecured
	recoverable	which	recoverable	recoverable	Balance for	recoverable	recoverable	which	recoverable
A.M. Best rating (or	from	security is	from	from	which security	from	from	security is	from
S&P equivalent)	reinsurers	held	reinsurers	reinsurers	is held	reinsurers	reinsurers	held	reinsurers
A++	546.5	23.9	522.6	53.8	0.3	53.5	600.3	24.2	576.1
A+	6,376.1	435.6	5,940.5	255.2	8.5	246.7	6,631.3	444.1	6,187.2
A	3,636.9	199.4	3,437.5	114.0	6.5	107.5	3,750.9	205.9	3,545.0
A-	468.7	51.2	417.5	9.7	2.4	7.3	478.4	53.6	424.8
B++	52.1	3.5	48.6	3.2	0.8	2.4	55.3	4.3	51.0
B+	0.8	—	0.8	—	—	—	0.8	—	0.8
B or lower	10.6	—	10.6	—	—	—	10.6	—	10.6
Not rated	799.4	464.2	335.2	199.4	42.3	157.1	998.8	506.5	492.3
Pools and associations	756.3	6.6	749.7	5.0	—	5.0	761.3	6.6	754.7
	12,647.4	1,184.4	11,463.0	640.3	60.8	579.5	13,287.7	1,245.2	12,042.5
Provision for uncollectible reinsurance	(43.3)		(43.3)	(128.6)		(128.6)	(171.9)		(171.9)
Recoverable from reinsurers	12,604.1		11,419.7	511.7		450.9	13,115.8		11,870.6

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,245.2 at December 31, 2022. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $171.9 at December 31, 2022 related to net unsecured reinsurance recoverable of $554.7 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Credit risk associated with the company’s recoverable from reinsurers is discussed in note 24 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2022. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2022.

Consolidated net earnings included the pre-tax cost of ceded reinsurance of $611.2 (2021 - $765.8), which is a supplementary financial measure used by the company to determine the cost or benefit of ceding business volume and insurance risk. The consolidated pre-tax impact of ceded reinsurance was comprised as follows, using amounts from note 9 (Reinsurance) to the consolidated financial statements for the year ended December 31, 2022: reinsurers’ share of premiums earned of $5,448.8 (2021 - $5,228.8); commissions earned on reinsurers’ share of premiums earned of $1,184.4 (2021 - $1,007.8); losses on claims ceded to reinsurers of $3,642.0 (2021 - $3,479.0); and net recovery of uncollectible reinsurance of $11.2 (2021 - net provision for uncollectible reinsurance of $23.8).

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
			International		Life
	North American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated

Reinsurers’ share of premiums earned	1,144.9	3,482.9	1,149.1	5,776.9	5.8	(333.9)	5,448.8
Pre-tax benefit (cost) of ceded reinsurance	(57.2)	4.4	(526.0)	(578.8)	137.4	(169.8)	(611.2)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North		International		Life
	American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers(1)	and Reinsurers(2)	Reinsurers	Total	Run-off	company(1)	Consolidated

Reinsurers’ share of premiums earned	1,223.7	3,597.5	1,017.9	5,839.1	3.6	(613.9)	5,228.8
Pre-tax benefit (cost) of ceded reinsurance	(19.3)	(417.8)	(297.2)	(734.3)	62.5	(94.0)	(765.8)

(1)	Includes reinsurers’ share of premiums earned of $358.1 related to Crum & Forster’s fourth quarter 2021 intercompany reinsurance transaction with Run-off as described in the North American Insurers section of this MD&A.
(2)	Includes reinsurers’ share of premiums earned of $344.1 and pre-tax benefit of ceded reinsurance of $35.0 related to Brit’s fourth quarter 2021 reinsurance transaction as described in the Global Insurers and Reinsurers section of this MD&A.

Reinsurers’ share of premiums earned increased to $5,448.8 in 2022 from $5,228.8 in 2021, reflecting increases at Allied World, Crum & Forster and Fairfax Latam primarily due to higher business volumes and the inclusion of a full year of ceded premium of Singapore Re, partially offset by the fourth quarter 2021 reinsurance transaction at Brit which increased reinsurer’s share of premiums earned in 2021.

Commissions earned on reinsurers’ share of premiums earned increased to $1,184.4 in 2022 from $1,007.8 in 2021 commensurate with the increase in reinsurers’ share of premiums earned and a modestly higher commission rate.

Reinsurers’ share of losses on claims increased to $3,642.0 in 2022 from $3,479.0 in 2021, primarily due to higher U.S. crop losses ceded to reinsurers at Odyssey Group and an increase at Crum & Foster primarily reflecting increased business volumes, partially offset by favourable development in 2022 on fronting claims related to the 2019 Chilean riots at Fairfax Latam and the fourth quarter 2021 reinsurance transaction at Brit which increased reinsurer’s share of losses on claims in 2021.

The use of reinsurance in 2022 decreased cash provided by operating activities by approximately $1,847.0 (2021 - $2,394.9) primarily reflecting the timing of premiums paid to reinsurers in each of 2022 and 2021 which was earlier than the collection of reinsurance on claims paid.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

	Cash and
	short term		Preferred	Common	Real	Total	Investments
Year(1)	investment	Bonds(2)	stocks	stocks	estate(3)	investments(4)	per share ($)(5)
1985	6.4	14.1	1.0	2.5	—	24.0	4.80
↕
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)	22,796.8	14,700.7	2,419.9	12,255.0	850.4	53,022.8	2,221.72
2022	10,386.4	29,209.5	2,349.1	12,830.5	702.2	55,477.7	2,378.43

(1)	IFRS basis for 2010 to 2022; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Includes the company’s investment in other funds with a carrying value of $202.8 at December 31, 2022 (December 31, 2021 - $195.5, December 31, 2020 - $195.4, December 31, 2019 - $175.6, December 31, 2018 - $150.3, December 31, 2017 - $90.9, December 31, 2016 - $157.1, December 31, 2015 - $1,094.0) that are invested principally in fixed income securities.
(3)	Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.
(4)	Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.
(5)	Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.
(6)	Increases primarily related to Allied World’s investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.
(7)	Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(8)	Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of $3,256.8 and $316.9 respectively.

Investments per share increased by $156.71 to $2,378.43 at December 31, 2022 from $2,221.72 at December 31, 2021 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids). The company’s common shares effectively outstanding decreased to 23,325,305 at December 31, 2022 from 23,865,600 at December 31, 2021. Since 1985, investments per share has compounded at a rate of 18.3% per year, including the impact of acquisitions.

Interest and Dividends

The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Interest and dividends
	Average	Pre-tax			After-tax
	Investment at		Yield(4)	Per share(5)		Yield(4)	Per share(5)
Year(1)	carrying value(2)	Amount(3)	(%)	($)	Amount(3)	(%)	($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021	48,097.1	640.8	1.33	23.34	471.0	0.98	17.15
2022	54,250.3	961.8	1.77	37.96	706.9	1.30	27.90

(1)	IFRS basis for 2010 to 2022; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.
(4)	Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.
(5)	Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.
(6)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends increased to $961.8 in 2022 from $640.8 in 2021, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds, first mortgage loans and other government bonds during 2021 and 2022, and increased dividend income from preferred stocks, partially offset by lower interest income earned from net sales of U.S. corporate bonds during 2021 and lower dividend income earned from long equity total return swaps.

The company’s pre-tax interest and dividends yield of 1.77% in 2022 increased from 1.33% in 2021 and the company’s after-tax interest and dividends yield of 1.30% in 2022 increased from 0.98% in 2021, with the year-over-year increases principally reflecting the factors described in the preceding paragraph.

Interest and dividends by reporting segment in 2022 and 2021 were comprised as shown in the following tables:

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers an		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	19.8	44.4	24.7	88.9	2.7	1.2	8.7	101.5
Bonds	220.1	384.1	73.1	677.3	53.2	8.8	13.8	753.1
Derivatives and other invested assets	9.1	19.3	1.2	29.6	0.5	0.2	(11.4)	18.9
	249.0	447.8	99.0	795.8	56.4	10.2	11.1	873.5
Dividends:
Preferred stocks	15.7	21.8	1.5	39.0	0.7	—	—	39.7
Common stocks	16.3	33.1	14.5	63.9	11.6	24.6	0.6	100.7
	32.0	54.9	16.0	102.9	12.3	24.6	0.6	140.4
Investment expenses	(47.0)	(89.4)	(16.2)	(152.6)	(13.1)	(8.2)	121.8	(52.1)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	133.5	961.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	4.8	8.5	14.2	27.5	(1.1)	0.4	—	26.8
Bonds	131.4	263.7	51.9	447.0	22.8	3.5	15.2	488.5
Derivatives and other invested assets	18.2	27.4	0.7	46.3	0.5	—	6.3	53.1
	154.4	299.6	66.8	520.8	22.2	3.9	21.5	568.4
Dividends:
Preferred stocks	5.2	7.3	0.8	13.3	0.3	—	0.5	14.1
Common stocks	18.7	29.9	10.8	59.4	7.5	28.5	(1.3)	94.1
	23.9	37.2	11.6	72.7	7.8	28.5	(0.8)	108.2
Investment expenses	(43.2)	(100.1)	(8.5)	(151.8)	(10.7)	(127.1)	253.8	(35.8)
Interest and dividends	135.1	236.7	69.9	441.7	19.3	(94.7)	274.5	640.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of Profit (Loss) of Associates

Share of profit of associates increased significantly to $1,014.7 in 2022 from $402.0 in 2021 principally reflecting increased share of profit of Atlas, Eurobank and Resolute and share of profit of EXCO (compared to share of loss in 2021).

Share of profit (loss) of associates by reporting segment in 2022 and 2021 were comprised as shown in the following tables:

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance	—	—	—	—	—	—	53.0	53.0
Digit	—	—	(11.0)	(11.0)	—	—	—	(11.0)
Other	(1.8)	1.2	(0.7)	(1.3)	(0.9)	—	(9.4)	(11.6)
	(1.8)	1.2	(11.7)	(12.3)	(0.9)	—	43.6	30.4
Non-insurance:
India
IIFL Finance	—	—	—	—	—	36.5	—	36.5
IIFL Securities	2.9	0.7	0.1	3.7	—	10.9	—	14.6
Other held by Fairfax India	—	—	—	—	—	84.6	—	84.6
Other	—	—	—	—	—	0.2	6.6	6.8
	2.9	0.7	0.1	3.7	—	132.2	6.6	142.5
Real estate
KWF LPs	12.8	(6.7)	—	6.1	10.4	—	—	16.5
Other	—	3.0	—	3.0	0.9	(0.2)	(0.9)	2.8
	12.8	(3.7)	—	9.1	11.3	(0.2)	(0.9)	19.3
Other
Eurobank	28.3	141.6	28.9	198.8	21.3	—	42.9	263.0
Atlas (formerly Seaspan)	29.9	194.6	15.4	239.9	12.1	—	6.2	258.2
Resolute	104.8	34.6	11.3	150.7	4.9	—	3.4	159.0
EXCO	30.0	36.5	9.0	75.5	4.6	—	1.8	81.9
Other	32.9	23.8	(0.6)	56.1	3.1	2.0	(0.8)	60.4
	225.9	431.1	64.0	721.0	46.0	2.0	53.5	822.5
	241.6	428.1	64.1	733.8	57.3	134.0	59.2	984.3
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	102.8	1,014.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2021

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(1)	—	—	—	—	—	—	55.5	55.5
Digit	—	—	5.3	5.3	—	—	—	5.3
Other	(0.7)	1.7	6.2	7.2	1.0	—	3.6	11.8
	(0.7)	1.7	11.5	12.5	1.0	—	59.1	72.6
Non-insurance:
India
IIFL Finance	6.1	1.7	0.4	8.2	0.3	30.4	1.7	40.6
IIFL Securities	2.1	0.6	0.2	2.9	0.1	10.4	0.6	14.0
Other held by Fairfax India	—	—	—	—	—	(20.6)	—	(20.6)
Other	—	—	—	—	—	—	(1.4)	(1.4)
	8.2	2.3	0.6	11.1	0.4	20.2	0.9	32.6

Real estate
KWF LPs	(1.5)	(3.9)	—	(5.4)	(3.6)	—	—	(9.0)
Other	—	(3.0)	—	(3.0)	2.2	0.6	(1.5)	(1.7)
	(1.5)	(6.9)	—	(8.4)	(1.4)	0.6	(1.5)	(10.7)
Other
Eurobank	18.2	91.4	18.3	127.9	1.1	—	33.3	162.3
Resolute	50.4	16.2	5.4	72.0	2.3	—	1.6	75.9
Atlas (formerly Seaspan)	8.5	55.6	1.0	65.1	3.6	—	0.8	69.5
EXCO	(15.4)	(18.6)	(4.0)	(38.0)	(2.3)	—	(0.9)	(41.2)
Other	35.9	43.1	2.9	81.9	12.1	1.5	(54.5)	41.0
	97.6	187.7	23.6	308.9	16.8	1.5	(19.7)	307.5
	104.3	183.1	24.2	311.6	15.8	22.3	(20.3)	329.4
Share of profit of associates	103.6	184.8	35.7	324.1	16.8	22.3	38.8	402.0

See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022 for details of transactions described below:

(1)	On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Gains (Losses) on Investments

Net losses on investments of $1,733.9 in 2022 (2021 - net gains on investments of $3,445.1) was comprised as shown in the following table:

	2022			2021
	Net	Net change in	Net gains		Net change in	Net gains
	realized gains	unrealized gains	(losses) on	Net realized	unrealized gains	(losses)
	(losses)	(losses)	investments	gains (losses)(1)	(losses)	oninvestments
Common stocks(1)	364.5	(607.2)	(242.7)	483.4	850.0	1,333.4
Preferred stocks - convertible	1.4	(5.8)	(4.4)	0.7	2.1	2.8
Bonds - convertible	10.2	(247.2)	(237.0)	0.2	101.1	101.3
Other equity derivatives(2)(3)(4)	331.7	(140.9)	190.8	461.5	170.1	631.6
Disposition of non-insurance associates(5)	45.1	—	45.1	52.7	—	52.7
Deconsolidation of non-insurance subsidiaries(6)	4.4	—	4.4	190.3	—	190.3
Long equity exposures and financial effects	757.3	(1,001.1)	(243.8)	1,188.8	1,123.3	2,312.1
Bonds(7)	(183.6)	(1,064.9)	(1,248.5)	338.0	(624.6)	(286.6)
U.S. treasury bond forward contracts	163.0	(0.6)	162.4	26.0	(0.3)	25.7
Total bonds	(20.6)	(1,065.5)	(1,086.1)	364.0	(624.9)	(260.9)
Preferred stocks(8)	12.9	(101.1)	(88.2)	1.5	1,507.4	1,508.9
Other derivative contracts	(62.0)	86.6	24.6	(157.2)	181.3	24.1
Foreign currency(9)	105.8	(410.1)	(304.3)	(64.5)	(28.6)	(93.1)
Other	(36.3)	0.2	(36.1)	130.4	(176.4)	(46.0)
Net gains (losses) on investments	757.1	(2,491.0)	(1,733.9)	1,463.0	1,982.1	3,445.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	(161.3)	(567.8)	(729.1)	2.7	(62.5)	(59.8)
U.S. states and municipalities	(0.2)	(73.5)	(73.7)	—	10.5	10.5
Corporate and other	(22.1)	(423.6)	(445.7)	335.3	(572.6)	(237.3)
	(183.6)	(1,064.9)	(1,248.5)	338.0	(624.6)	(286.6)

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022 for details of 2022 transactions described below:

(1)	On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings.
(2)	Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2022 included $100.6 in unrealized gains (2021 - $91.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of $196.3 at December 31, 2022 (December 31, 2021 - $95.7) recorded in holding company cash and investments.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2022 included $154.8 of realized gains (2021 - $130.9) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.
(4)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.
(5)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings.
(6)	Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi during 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(7)	Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares on June 11, 2021 and Seaspan Corporation debentures that were redeemed on August 23, 2021.
(8)	Includes net unrealized gains of $1,490.3 (inclusive of foreign exchange losses) on Digit compulsory convertible preferred shares during 2021.
(9)	Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies.

Long equity exposures and financial effects: Long equity exposures and financial effects excludes the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2022 the company’s long equity exposures produced net losses of $243.8 (2021 - net gains of $2,312.1). Net losses on long equity exposures of $243.8 in 2022 were primarily comprised of net losses on common stocks ($242.7), convertible bonds ($237.0), AVLNs entered with RiverStone Barbados ($87.3) and equity warrants and options ($50.0), partially offset by net gains on long equity total return swaps ($328.1). Net gains on long equity total return swaps in 2022 included net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares.

Bonds: Net losses on bonds in 2022 of $1,086.1 were primarily comprised of net losses on corporate and other bonds ($445.7, principally related to U.S. and other corporate bonds), U.S. treasury bonds ($442.1), Greek government bonds ($157.8) and U.S. state and municipal bonds ($73.7), partially offset by net gains on U.S. treasury bond forward contracts ($162.4). Net losses on bonds in 2021 of $260.9 were primarily comprised of net losses on corporate and other bonds ($237.3, principally related to U.S. and other corporate bonds).

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3). The decrease in U.S. treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the second half of 2022 and from the corresponding decrease in the company’s exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months, and may be renewed at market rates.

Foreign currency: Foreign currency net losses in 2022 of $304.3 primarily reflected foreign currency net losses on investing activities of $366.5 (primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies) and net losses on foreign currency contracts of $53.6. Foreign currency net losses in 2021 of $93.1 primarily reflected foreign currency net losses on investing activities of $122.3 (primarily related to euro and Canadian dollar denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar weakened relative to those currencies), partially offset by net gains on underwriting activities of $41.2.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. For the years 1986 to 2006, total return on average investments, a supplementary financial measure, included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2022 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed

FAIRFAX FINANCIAL HOLDINGS LIMITED

as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

					Net gains (losses) recorded in:
	Average		Net	Change in				Total return
	investment	Interest	realized	unrealized	Consolidated	Other	Share of profit	on average
	at carrying	and	gains	gains	statement of	comprehensive	(loss) of	investments
Year(1)	value(2)	dividends	(losses)	(losses)	earnings(4)	income (loss)	associates		(%)
1986	46.3	3.4	0.7	(0.2)	—	—	—	3.9	8.4
↕
2013	25,454.7	376.9	—	—	(1,579.8)	—	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	—	—	1,682.7	—	105.7	2,192.2	8.6
2015	27,604.4	512.2	—	—	(341.3)	—	172.9	343.8	1.2
2016	28,723.4	555.2	—	—	(1,223.3)	—	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	—	—	1,542.4	—	200.5	2,301.9	6.8
2018	39,048.0	783.5	—	—	221.3	—	221.1	1,225.9	3.1
2019(5)	40,109.3	880.2	—	—	1,710.6	—	169.6	2,760.4	6.9
2020	41,088.0	769.2	—	—	329.9	—	(112.8)	986.3	2.4
2021	48,097.1	640.8	—	—	3,403.9	—	402.0	4,446.7	9.2
2022	54,250.3	961.8	—	—	(1,742.5)	—	1,014.7	234.0	0.4
Cumulative from inception		15,040.5	3,887.8		10,672.1		2,357.4	33,221.8	7.7	(6)

(1)	IFRS basis for 2010 to 2022; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Excludes gains on the company’s secondary offerings of certain insurance and reinsurance subsidiaries (2004 - $40.1; 2006 - $69.7), losses on repurchase of long term debt at premiums to par (2004 - $27.0; 2006 - $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 - $8.1 loss; 2009 - $25.9 gain).
(4)	Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements.
(5)	Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.
(6)	Simple average of the total return on average investments for each of the 37 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $15,618.6 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2022, total return on average investments has averaged 7.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

Bonds

Credit Risk

At December 31, 2022, 80.1% (December 31, 2021 - 65.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 60.6% (December 31, 2021 - 39.1%) rated AA or better (primarily consisting of government bonds). At December 31, 2022 the fixed income portfolio included the company’s investments in first mortgage loans of $2,500.7 (December 31, 2021 - $1,659.4) secured by real estate predominantly in the U.S., Europe and Canada, with a weighted average loan-to-value ratio of approximately 60%, reducing the company’s credit risk exposure related to these investments. Refer to note 24 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2022 for a discussion of the company’s exposure to the credit risk in its fixed income portfolio.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $435.4 and $852.9 respectively (2021 - $224.3 and $418.4).

The company’s exposure to interest rate risk increased during 2022 primarily due to net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 5 year terms and short-dated high quality corporate bonds of $10,721.3, $1,422.1 and $2,202.6, respectively. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3). The decrease in U.S. treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the second half of 2022 and from the corresponding decrease in the company’s exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months and may be renewed at market rates.

The company’s exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.

During 2022 the company’s equity and equity-related exposure increased, primarily reflecting share of profit of associates, an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares), partially offset by net unrealized depreciation on common stock positions.

The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2022 would potentially decrease the company’s net earnings by $646.8 and $1,287.8 (December 31, 2021 - by $770.6 and $1,538.8). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

The company’s holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2022 and 2021 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2022(1)(2)	2021(1)(2)
Financials and investment funds	7,486.6	7,096.1
Commercial and industrial	4,082.3	3,151.1
Consumer products and other	1,956.0	2,177.7
	13,524.9	12,424.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2022 of $202.8 (December 31, 2021 - $195.5).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s top 10 holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2022 and 2021 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2022(1)(2)	2021(1)(2)
Canada(3)	5,031.0	4,089.1
United States	2,574.7	2,027.5
India(4)	2,156.5	2,386.9
Greece	1,624.6	1,468.1
United Kingdom	377.4	373.2
Egypt	324.4	343.4
Singapore	218.0	285.7
Thailand	147.9	104.4
China	144.0	165.6
Netherlands	130.8	173.0
All other	795.6	1,008.0
	13,524.9	12,424.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2022 of $202.8 (December 31, 2021 - $195.5).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.
(3)	The year-over-year increase primarily reflects share of profits from associates and net gains on investments recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, partially offset by net unrealized depreciation on common stock positions.
(4)	Principally held by Fairfax India, in which the company has a 34.7% economic ownership interest and the remaining 65.3% is held by non-controlling interests.

Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2022 was estimated to be $11.7 (December 31, 2021 - $37.6).

Refer to note 24 (Financial Risk Management, under the heading “Credit Risk - Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2022 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance and reinsurance contract liabilities (comprised of provision for losses and loss adjustment expenses and provision for unearned premiums) and insurance contract payables, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the accumulated float and the cost (benefit) of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 14.2% in 2022 to $27,775.2, at no cost.

			Cost	Average long term
	Underwriting		(benefit)	Canada treasury
	profit (1)	Average float	of float	bond yield
Year
1986	2.5	21.6	(11.6)%	9.6%
↕
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
Weighted average since inception			(0.6)%	3.1%
Fairfax’s weighted average net benefit of float since inception:			(3.7)%

(1)	IFRS basis for 2010 to 2022; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2022 and 2021 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.

The table above presents the company’s weighted average benefit of float of 0.6% since inception, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 3.7%. The company’s long term goal is to increase float at no cost, by achieving combined ratios consistently below 100%, and to invest that float for positive returns.

Year-end float for the most recent five years was comprised as follows:

	Property and Casualty Insurance and Reinsurance
		Global	International
	North American	Insurers and	Insurers and
Year	Insurers	Reinsurers	Reinsurers	Total	Run-off(1)	Consolidated Float
2018	5,782.6	12,549.5	1,335.9	19,668.0	3,050.1	22,718.1
2019	6,043.4	13,259.4	1,328.3	20,631.1	1,747.4	22,378.5
2020	6,514.2	14,835.5	1,355.3	22,705.0	1,572.8	24,277.8
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,912.1	20,012.2	1,689.3	29,613.6	1,616.4	31,230.0

(1)	Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

During 2022 the company’s consolidated float increased by $3,393.1 to $31,230.0, at no cost to the company, primarily reflecting increased business volumes at all of the company’s property and casualty insurance and reinsurance reporting segments (principally from all operating companies in the Global Insurers and Reinsurers reporting segment, Crum & Forster and Northbridge). The increased float primarily resulted from increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increased reinsurance recoverables and insurance contract receivables. The company’s consolidated float was also partially impacted by the decrease at Run-off principally as a result of decreased provision for losses and loss adjustment expenses reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on asbestos, pollution and other hazards reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements. Float as presented above was calculated using amounts on the consolidated balance sheets, excluding Eurolife’s life operations, at December 31 as follows:

	December 31, 2022			December 31, 2021
	As presented above	Eurolife	Consolidated	As presented above	Eurolife	Consolidated
Insurance contract payables	4,391.1	670.8	5,061.9	3,858.5	635.0	4,493.5
Insurance contract liabilities	50,011.0	2,188.6	52,199.6	44,860.5	2,486.0	47,346.5
Insurance contract receivables	(7,896.4)	(11.1)	(7,907.5)	(6,875.2)	(8.0)	(6,883.2)
Deferred premium acquisition costs	(2,162.8)	(7.5)	(2,170.3)	(1,920.3)	(3.8)	(1,924.1)
Recoverable from reinsurers	(13,112.9)	(2.9)	(13,115.8)	(12,086.6)	(3.9)	(12,090.5)
	31,230.0	2,837.9	34,067.9	27,836.9	3,105.3	30,942.2

Financial Condition

Capital Resources and Management

The company’s total capital marginally decreased to $28,960.7 at December 31, 2022 from $29,068.3 at December 31, 2021. The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 24 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2022.

A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

	Net premiums written to
	statutory surplus
	2022	2021
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.2	1.2
Crum & Forster(1)	1.8	1.6
Zenith National	1.0	1.0
Global Insurers and Reinsurers
Allied World(2)	1.0	0.8
Odyssey Group	1.1	0.9
Brit(1)	1.5	1.1
International Insurers and Reinsurers
Fairfax Asia(3)	0.5	0.4
Other	1.2	1.2

Industry
Canadian insurance industry	1.1	1.1
U.S. insurance industry	0.8	0.7

(1)	Net premiums written in 2021 excludes the impact of the fourth quarter 2021 reinsurance transactions at Crum & Forster and Brit which reduced net premiums written by $358.1 and $344.1, respectively.
(2)	Allied World’s ratios use its U.S. GAAP equity of $4,594.7 and $4,794.8 at December 31, 2022 and 2021.
(3)	Total equity excludes certain holding company investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2022 were as follows:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax Financial Holdings Limited	bbb	BBB	Baa3	BBB (high)
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A	A	A3	A
Crum & Forster Holdings Corp.(1)	A	A	Baa1	—
Zenith National Insurance Corp.(1)	A	A	Baa1	—
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A	A	A2	—
Odyssey Group Holdings, Inc.(1)	A	A	A2	—
Brit Limited(2)	A	A+	—	—
International Insurers and Reinsurers
Falcon Insurance Company (Hong Kong) Limited	—	A	—	—
Singapore Reinsurance Corporation Limited	A	—	—	—
Wentworth Insurance Company Ltd.	A u	—	—	—
Polish Re	A-	—	—	—
Colonnade Insurance S.A.	A-	—	—	—

(1)	Financial strength ratings apply to the operating companies.
(2)	Brit’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2022, S&P upgraded the issuer credit rating of Fairfax from “BBB-” to “BBB” and the financial strength ratings of its core operating companies from “A-” to “A”, and A.M. Best upgraded the financial strength rating of Singapore Re from “A-” to “A” and placed the “A” financial strength rating of Wentworth under review with negative implications. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2022 compared to December 31, 2021.

Book Value Per Basic Share

Common shareholders’ equity at December 31, 2022 of $15,340.7 or $657.68 per basic share compared to $15,049.6 or $630.60 per basic share at December 31, 2021, representing an increase per basic share in 2022 of 4.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2022; an increase of 6.0% adjusted to include that dividend).

The increase in book value per basic share was primarily due to net earnings attributable to shareholders of Fairfax of $1,147.2, other comprehensive income relating to net gains on defined benefit plans of $174.7 and a lower number of common shares effectively outstanding, partially offset by net unrealized foreign currency translation losses net of hedges of $399.1, payments of common and preferred share dividends of $295.1, purchases of subordinate voting shares for cancellation for cash consideration of $199.6 and net changes in capitalization of $173.6 (principally related to the acquisition of additional common shares of Allied World from non-controlling interests and the privatization of Recipe).

During 2022 the number of basic shares decreased primarily as a result of net purchases of 387,790 subordinate voting shares for cancellation and net purchases of 152,505 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At December 31, 2022 there were 23,325,305 common shares effectively outstanding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:

	Number of subordinate	Average purchase	Net
Year	voting shares purchased	price per share(1)	purchase cost
2018(2)	187,476	$494.46	92.7
2019(2)	249,361	$473.21	118.0
2020(2)	343,871	$293.42	100.9
2021(3)	2,137,923	$494.92	1,058.1
2022(2)	387,790	$514.71	199.6

(1)	The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.
(2)	Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids.
(3)	Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

Excess (deficiency) of fair value over carrying value

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2022 was $310.0 (December 31, 2021 - $346.4).

	December 31, 2022			December 31, 2021
			Excess (deficiency)			Excess (deficiency)
			of fair value			of fair value
		Carrying	over carrying		Carrying	over carrying
	Fair value	value	value	Fair value	value	value
Non-insurance associates(1):
Eurobank	1,344.5	1,507.6	(163.1)	1,210.3	1,298.5	(88.2)
Atlas	1,864.7	1,506.3	358.4	1,285.8	922.1	363.7
Quess	222.2	447.1	(224.9)	514.1	492.1	22.0
All other	2,252.9	1,957.0	295.9	1,531.7	1,404.3	127.4
	5,684.3	5,418.0	266.3	4,541.9	4,117.0	424.9

Non-insurance companies(2):
Restaurants and other(3)	174.8	278.2	(103.4)	731.8	906.2	(174.4)
Fairfax India	585.3	517.0	68.3	535.0	444.1	90.9
Thomas Cook India	292.8	214.0	78.8	259.0	254.0	5.0
	1,052.9	1,009.2	43.7	1,525.8	1,604.3	(78.5)
	6,737.2	6,427.2	310.0	6,067.7	5,721.3	346.4

(1)	The fair values and carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2022, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	The fair values of the company’s investments in market traded non-insurance companies - Recipe (privatized in 2022), Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2022, less the subsidiary’s non-controlling interests as presented in note 16 (Total Equity) to those consolidated financial statements. Recipe was delisted from the Toronto Stock Exchange in 2022 following the privatization transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022 and as a result is not included in the table above at December 31, 2022. At December 31, 2021 Thomas Cook India’s fair value and carrying value include preferred shares held by the company that are eliminated on consolidation. Refer to the Glossary of Non-GAAP and Other Financial Measures in this MD&A for details.
(3)	Comprised of Dexterra Group, Boat Rocker and Farmers Edge in both periods, and Recipe in 2021. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Normal course issuer bid

Following the expiry on September 29, 2022 of its then current normal course issuer bid, on September 30, 2022 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2023, to acquire up to 2,381,484 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 179,629 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liquidity

The following table presents major components of cash flows for the years ended December 31:

	2022	2021
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	5,220.3	4,026.6
Net (purchases) sales of investments classified at FVTPL	(9,640.2)	2,614.4
	(4,419.9)	6,641.0
Investing activities
Purchases of investments in associates	(363.5)	(175.4)
Sales of investments in associates	192.9	809.2
Purchases of subsidiaries, net of cash acquired	(229.9)	1,259.5
Proceeds from sale of insurance subsidiaries, net of cash divested	1,109.0	85.4
Proceeds from sale of non-insurance subsidiaries, net of cash divested	10.5	186.8
Net purchases of premises and equipment and intangible assets	(418.9)	(353.9)
Net sales of investment property	84.7	27.0
	384.8	1,838.6
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	743.4	1,250.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(0.3)	(932.9)
Net repayments to holding company revolving credit facility	—	(700.0)
Net repayments to other revolving credit facilities - insurance and reinsurance companies	(35.0)	(84.3)
Net proceeds from borrowings - Non-insurance companies	47.0	499.1
Repayments of borrowings - Non-insurance companies	(25.3)	(593.9)
Net borrowings from (repayments to) revolving credit facilities and short term loans - Non-insurance companies	304.1	(262.0)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(68.5)	(64.6)
Principal payments on lease liabilities - Non-insurance companies	(138.9)	(162.8)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(148.2)	(132.6)
Purchases of subordinate voting shares for cancellation	(199.6)	(1,058.1)
Issuances of subsidiary shares to non-controlling interests	167.5	1,603.2
Purchases of subsidiary shares from non-controlling interests	(1,384.7)	(233.0)
Sales of subsidiary common shares to non-controlling interests	—	174.8
Common and preferred share dividends paid	(295.1)	(316.6)
Dividends paid to non-controlling interests	(261.0)	(175.6)
	(1,294.6)	(1,189.3)
Increase (decrease) in cash and cash equivalents during the year	(5,329.7)	7,290.3

For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022.

Operating activities for the years ended December 31, 2022 and 2021

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $5,220.3 in 2022 from $4,026.6 in 2021, principally reflecting higher net premium collections, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2022 for details of operating activities, including net purchases of investments classified at FVTPL.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investing activities for the year ended December 31, 2022

Purchases of investments in associates of $363.5 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and purchases of Atlas common shares held through AVLNs entered with RiverStone Barbados for cash consideration of $84.4.

Purchases of subsidiaries, net of cash acquired of $229.9 primarily reflected the acquisition of Grivalia Hospitality for cash consideration of $194.6, net of Grivalia Hospitality’s cash balance of $56.6.

Proceeds from sale of insurance subsidiaries, net of cash divested of $1,109.0 primarily reflected the company’s sale of the Crum & Forster Pet Insurance Group and Pethealth for cash consideration of $1.15 billion, net of selling expenses and cash divested.

Investing activities for the year ended December 31, 2021

Purchases of investments in associates of $175.4 primarily related to increased investments in Gulf Insurance, HFP and a Fairfax India associate.

Sales of investments in associates of $809.2 primarily related to the sale of the joint venture interest in RiverStone Barbados, a partial sale of the investment in IIFL Finance, and dividends and distributions received from associates and joint ventures.

Purchases of subsidiaries, net of cash acquired of $1,259.5 primarily reflected the acquisition of OMERS’ joint venture interest in Eurolife for cash consideration of $142.7, net of Eurolife’s cash balance of $1,433.3, and an additional investment in Singapore Re.

Proceeds from sale of insurance subsidiaries, net of cash divested of $85.4 primarily reflected Allied World’s sale of its majority interest in Vault Insurance.

Proceeds from sale of non-insurance subsidiaries, net of cash divested of $186.8 primarily reflected Fairfax India’s sale of its 48.8% equity interest in Privi.

Financing activities for the year ended December 31, 2022

Proceeds from borrowings - holding company and insurance and reinsurance companies of $743.4 principally reflected net proceeds from the issuance of $750.0 principal amount of 5.625% unsecured senior notes due 2032.

Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $304.1 primarily reflected an increase in borrowings by Recipe of $99.8 (Cdn$135.9) in connection with its privatization transaction, and Boat Rocker and AGT’s additional borrowings on their revolving credit facilities to support growth.

Issuances of subsidiary shares to non-controlling interests of $167.5 primarily reflected a third party’s investment in Brit’s subsidiary, Ki Insurance.

Purchases of subsidiary shares from non-controlling interests of $1,384.7 primarily reflected the company’s acquisition of additional common shares of Allied World from non-controlling interests for cash consideration of $650.0, an additional investment made in connection with the privatization of Recipe for cash consideration of $342.3 (Cdn$465.9), purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares of Fairfax India from non-controlling interests and purchases of common shares under normal course issuer bids by Fairfax India.

Dividends paid to non-controlling interests of $261.0 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financing activities for the year ended December 31, 2021

Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 principally reflected net proceeds from issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes and $600.0 principal amount of 3.375% unsecured senior notes, both due 2031.

Repayments - holding company and insurance and reinsurance companies of $932.9 primarily reflected the holding company’s use of the net proceeds from its $671.6 (Cdn$850.0) unsecured senior notes to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023 (which incurred an aggregate loss on redemption of $45.7), Odyssey Group’s redemption of $90.0 principal amount of its unsecured senior notes upon maturity, the holding company’s redemption of its $85.0 principal amount of 4.142% unsecured senior notes due 2024, and Crum & Forster’s redemption of $41.4 principal amount of First Mercury trust preferred securities.

Net repayments on the holding company revolving credit facility of $700.0 reflected the full repayment of the draw in 2020.

Net proceeds from borrowings - non-insurance companies of $499.1 primarily reflected net proceeds from Fairfax India’s issuance of $500.0 principal amount of 5.00% unsecured senior notes due 2028.

Repayments - non-insurance companies of $593.9 primarily reflected Fairfax India’s repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.

Net repayments to revolving credit facilities and short term loans - non-insurance companies of $262.0 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life, Recipe and AGT’s partial repayments of their revolving credit facilities.

Purchases of subordinate voting shares for cancellation of $1,058.1 principally related to 2,000,000 subordinate voting shares purchased for cancellation through a $1.0 billion substantial issuer bid completed on December 29, 2021 at $500.00 per share.

Issuances of subsidiary shares to non-controlling interests of $1,603.2 primarily reflected the sale of non-controlling interests in Odyssey Group and Brit, and initial public offerings by Farmers Edge and Boat Rocker.

Purchases of subsidiary shares from non-controlling interests of $233.0 primarily reflected purchases of common shares under a substantial issuer bid by Fairfax India.

Sales of subsidiary shares to non-controlling interests of $174.8 principally reflected Fairfax India’s sale of an 11.5% equity interest in its subsidiary Anchorage.

Dividends paid to non-controlling interests of $175.6 primarily reflected dividends paid by Allied World to its minority shareholders.

Holding Company

Holding company cash and investments at December 31, 2022 was $1,345.8 ($1,326.4 net of $19.4 of holding company derivative obligations) compared to $1,478.3 ($1,446.2 net of $32.1 of holding company derivative obligations) at December 31, 2021.

Significant cash and investment transactions at the holding company during 2022 included the acquisition of additional common shares of Allied World from non-controlling interests for cash consideration of $650.0, purchases of certain securities held through AVLNs entered with RiverStone Barbados of $346.5, the payment of common and preferred share dividends of $295.1, net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, purchases for cancellation of 387,790 subordinate voting shares under the terms of the company’s normal course issuer bids at a cost of $199.6, and cash capital contributions to U.S. Run-off of $240.0, Fairfax Brasil of $108.0, Wentworth of $50.0 and Odyssey Group operating companies of $50.0, partially offset by a special dividend of $940.0 received from Crum & Forster as a result of the sale of its Pet Insurance Group and Pethealth, net proceeds of $743.4 from the issuance of unsecured senior notes due in 2032 and dividends received from the insurance and reinsurance companies of $380.9.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2022 of $1,326.4 provides adequate liquidity to meet the holding company’s known commitments in 2023. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2022.

The holding company’s known significant commitments for 2023 consist of payment of a common share dividend of $245.2 ($10.00 per common share, paid in January 2023), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022, the company has guaranteed the remaining value of $486.8 at December 31, 2022 of certain securities that remain held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $30.7 at December 31, 2022). The company may also in 2023 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in the continued favourable insurance markets.

Insurance and reinsurance

During 2022 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $12,399.1 principally reflected the use of existing cash and proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 3 year terms of $8,287.0 and $609.3, and short-dated high quality corporate bonds of $2,202.6 (principally comprised of investments in first mortgage loans).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2022 the insurance and reinsurance subsidiaries paid net cash of $30.9 in connection with long equity total return swaps (2021 - received net cash of $176.9), excluding the impact of collateral requirements.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2023 of $371.8, primarily related to AGT’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Contractual Obligations

For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 24 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2022.

Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2022, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2022, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on this assessment, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2022, the company’s internal control over financial reporting was effective based on the criteria in Internal Control - Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2022.

Significant Accounting Policy Changes

For a detailed description of the company’s accounting policies and changes thereto during 2022, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2022. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where otherwise specified.

IFRS 17 Insurance Contracts

For a detailed description of IFRS 17 Insurance Contracts, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2022.

On January 1, 2023 the company adopted IFRS 17 which will first be presented in the company’s consolidated financial reporting in the first quarter of 2023, with comparative periods restated. IFRS 17 brings considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance contracts. It will not, however, affect the company’s underwriting strategy, its prudent reserving, management’s use of the traditional performance metrics of gross premiums written, net premiums written and combined ratios, or the company’s cash flows.

The company anticipates recording a transition adjustment to increase opening common shareholders’ equity as at January 1, 2022 which is not expected to exceed 2.5% of common shareholders’ equity as at December 31, 2021, and will primarily reflect:

●	a decrease to insurance contract liabilities from the introduction of discounting claims reserves which the company does not include within the measurement under IFRS 4; and
●	the deferral of additional insurance acquisition costs which were previously expensed as incurred (as a result of IFRS 17’s broader definition of insurance acquisition costs compared with the company’s current policy under IFRS 4); partially offset by
●	an increase to insurance contract liabilities with the introduction of a new risk adjustment for uncertainty related to the timing and amount of cash flows arising from non-financial risks; and
●	the recognition of a loss component for contracts that are considered onerous at initial recognition.

The changes to the presentation and disclosure of the company’s insurance and reinsurance business within the consolidated financial statements will be considerable and will primarily include:

Consolidated Statement of Earnings

●	gross premiums earned as presented in the consolidated statement of earnings will be replaced with Insurance contract revenue which will remain principally unchanged but will reflect the netting of certain commission expenses against Insurance contract revenue which were separately presented as commission expense under IFRS 4;
●	premiums ceded to reinsurers, losses on claims ceded to reinsurers, and the associated reinsurance expenses and commission income included within operating expenses and commissions, net as presented in the consolidated statement of earnings will be presented as a net result (Net reinsurance result) within the consolidated statement of earnings;
●	all insurance related expenses that are currently presented on the consolidated statement of earnings including gross losses on claims, operating expenses, gross commissions will be presented as a single expense within the consolidated statement of earnings as Insurance service expense. Insurance service expense will exclude certain costs which are determined to not be directly attributable to the writing and fulfilling of insurance contracts which are currently included within underwriting results as shown in the notes to the consolidated financial statements and the MD&A under IFRS 4. These costs will be presented below the Insurance service result (discussed below);

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	the introduction of a new measure, the Insurance service result, representing the sum of insurance contract revenues less insurance service expenses and the net reinsurance result; and
●	the introduction of Insurance finance income or expense for both gross and ceded insurance contracts which primarily represents the impact from discounting insurance reserves including both the unwind of the discount and the effects of changes in discount rates.

Consolidated Balance Sheets

●	the presentation of gross insurance balances including certain insurance contract receivables, deferred premium acquisition costs, certain insurance contract payables, and insurance contract liabilities will be presented net on a single line on the consolidated balance sheet reported in Insurance contract liabilities or Insurance contract assets; and
●	the presentation of ceded insurance balances including recoverable from reinsurers, ceded deferred premium acquisition costs, and other ceded assets and liabilities will be presented net on a single line on the consolidated balance sheet reported in Reinsurance contract assets or Reinsurance contract liabilities.

Given the increasing interest rate environment experienced throughout 2022 and the beneficial impact it will have on the discounting of claims reserves under IFRS 17, the company anticipates recording a material benefit to the restated consolidated statement of earnings for the full year of 2022 and common shareholders’ equity as at December 31, 2022.

With the company’s underwriting strategy remaining unchanged and management continuing the use of the traditional performance metrics of gross premiums written, net premiums written and combined ratios to evaluate and describe the results of the insurance and reinsurance operations, these metrics will continue to be presented within the MD&A and will include reconciliations to the amounts presented within the financial statements under IFRS 17.

Risk Management

Overview

The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022 for a detailed discussion of the company’s risk management policies.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Insurance

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.

In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

The company’s management of pricing and reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31,2022.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Latent Claims

The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.

The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2022.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps  significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company’s insurance and reinsurance  subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years and the effects of social inflation in the United States. The retrocession market continues to experience significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Reliance on Distribution Channels

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Investments

Investment Portfolio

Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.

Inflation rates in jurisdictions in which the company operates or invests have increased significantly in 2022, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions and commodity prices. However, any sustained upward trajectory in the inflation rate and corresponding increases to interest rates would likely have an adverse impact on the company's operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company's operating results and investments.

In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.

The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, market risk, interest rate risk and counterparty risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2022.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

Capital

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements

FAIRFAX FINANCIAL HOLDINGS LIMITED

for the year ended December 31, 2022 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2022. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $9.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022 and in the Liquidity section of this MD&A.

Technology

Technology Infrastructure

The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.

Other

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and

FAIRFAX FINANCIAL HOLDINGS LIMITED

divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2022.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2022 and in the “Capital Resources and Management” section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other

FAIRFAX FINANCIAL HOLDINGS LIMITED

punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.9% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2022.

IFRS 17 Insurance Contracts

IFRS 17 becomes effective for insurance companies during their annual reporting period beginning on or after January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. IFRS 17 will replace IFRS 4 Insurance Contracts and will bring considerable changes to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. IFRS 17 has certain risks associated with its adoption, including, but not limited to:

●	operational risks - IFRS 17 requires a more extensive set of financial data, introduces complex assessment techniques, computational requirements and disclosures, which require a major transformation to various actuarial and financial reporting processes, tools, and systems. The complexity and additional workload imposed by IFRS 17 may create additional challenges in retaining key personnel, and the company’s ability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality of financial data and required complex disclosures;
●	financial reporting and business risks - IFRS 17 may cause additional changes and volatility in the company’s reported consolidated financial results, with potential volatility in the company’s consolidated statement of earnings and financial position, which may require the creation or modification of non-GAAP measures to explain the company’s results in the MD&A; and
●	income tax risks - in certain jurisdictions, including Canada, the implementation of IFRS 17 may impact income tax positions and other financial metrics that are dependent upon IFRS accounting values.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2022.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax which was initially intended to be effective in 2023. Canada has not yet released any domestic legislation in respect of the introduction of a global minimum tax. The exact implementation date of the proposed global minimum tax in Canada is not yet known. In November 2022, the Department of Finance Canada released for public comment draft legislative proposals (revising prior draft legislative proposals released for comment in February 2022) which, if enacted, may limit the deductibility of interest and financing expenses for Canadian tax purposes. The draft legislative proposals are generally intended to apply in respect of taxation years beginning on or after October 1, 2023. Comments on the draft legislative proposals were invited until January 6, 2023. The company will continue to monitor the BEPS and interest deductibility limitation proposals, which may result in an increase in future taxes and an adverse effect on the company. The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2022.

COVID-19 pandemic and the conflict in Ukraine

COVID-19 continues to create uncertainty in the global economy, despite many countries emerging from government mandated lockdowns and vaccines becoming more widely available. While the economic impact of the COVID-19 pandemic has eased in many regions, supply chain disruptions and volatility in commodity prices persist, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflict in Ukraine and other geopolitical events worldwide. In response, central banks around the world have aggressively raised interest rates in an effort to ease rising inflation. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, the conflict in Ukraine and other geopolitical events worldwide, it is difficult to predict how significant these continuing events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions in the future are likely to continue.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2022
Income	5,982.6	5,502.3	6,844.6	9,720.5	28,050.0
Net earnings (loss)	178.6	(915.4)	(79.3)	2,102.9	1,286.8
Net earnings (loss) attributable to shareholders of Fairfax	125.5	(881.4)	(75.1)	1,978.2	1,147.2
Net earnings (loss) per share	$4.79	$(37.59)	$(3.65)	$84.09	$46.62
Net earnings (loss) per diluted share	$4.49	$(37.59)	$(3.65)	$78.33	$43.49

2021
Income	5,998.2	6,831.0	6,710.4	6,928.3	26,467.9
Net earnings	822.6	1,280.2	576.1	987.7	3,666.6
Net earnings attributable to shareholders of Fairfax	806.0	1,201.4	462.4	931.3	3,401.1
Net earnings per share	$30.44	$45.79	$17.43	$35.66	$129.33
Net earnings per diluted share	$28.91	$43.25	$16.44	$33.64	$122.25

Income of $5,982.6 in the first quarter of 2022 was steady compared to $5,998.2 in the first quarter of 2021, principally reflecting continued strong increases in net premiums earned from the property and casualty insurance and reinsurance operations of $1,002.2 and the benefit of higher share of profit of associates, partially offset by net losses on investments that reflected the short-term impact of rising interest rates on the company’s bond portfolio. Net earnings attributable to shareholders of Fairfax decreased to $125.5 (net earnings of $4.79 and $4.49 per basic and diluted share respectively) in the first quarter of 2022 from $806.0 (net earnings of $30.44 and $28.91 per basic and diluted share respectively) in the first quarter of 2021, primarily reflected net losses on investments (compared to net gains on investments in the first quarter of 2021), partially offset by increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in underwriting profit, share of profit of associates and interest and dividends).

Income of $5,502.3 in the second quarter of 2022 decreased from $6,831.0 in the second quarter of 2021, principally reflecting net losses on investments that related to the short-term impact of rising interest rates on the company’s bond portfolio and the impact on the equity portfolio from the global financial market volatility experienced during the quarter compared to net gains on investments in the second quarter of 2021, partially offset by increased net premiums earned primarily in the North American Insurers and Global Insurers and Reinsurers reporting segments, increased Other revenue and higher share of profit of associates and interest and dividend incomes. Net loss attributable to shareholders of Fairfax of $881.4 (net loss of $37.59 per basic and diluted share) in the second quarter of 2022 compared to net earnings attributable to shareholders of Fairfax of $1,201.4 (net earnings of $45.79 and $43.25 per basic and diluted share respectively) in the second quarter of 2021, principally reflected net unrealized losses on investments in the second quarter of 2022 compared to net unrealized gains on investment in the second quarter of 2021, partially offset by increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in underwriting profit, share of profit of associates and interest and dividends) and a recovery of income taxes in the second quarter of 2022 compared to a provision for income taxes in the second quarter of 2021.

Income of $6,844.6 in the third quarter of 2022 increased from $6,710.4 in the third quarter of 2021, principally as a result of increased net premiums earned, primarily in the Global Insurers and Reinsurers and North American Insurers reporting segments, increased share of profit of associates and interest and dividends, partially offset by net losses on investments that related to the short-term impact of rising interest rates on the company’s bond portfolio and the impact on the equity portfolio from the global financial market volatility experienced during the quarter compared to net gains on investments in the third quarter of 2021. Net loss attributable to shareholders of Fairfax of $75.1 (net loss of $3.65 per basic and diluted share) in the third quarter of 2022 compared to net earnings attributable to shareholders of Fairfax of $462.4 (net earnings of $17.43 and $16.44 per basic and diluted share respectively) in the third quarter of 2021, principally reflected net unrealized losses on investments in the third quarter of 2022 compared to net unrealized gains on investment in the third quarter of 2022, partially offset by increased operating income at the property and casualty insurance and

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance operations (reflecting a lower underwriting loss and increases in share of profit of associates and interest and dividends) and lower provision for income taxes.

Income of $9,720.5 in the fourth quarter of 2022 increased from $6,928.3 in the fourth quarter of 2021, principally as a result of increased net premiums earned, primarily in the Global Insurers and Reinsurers and North American Insurers reporting segments, increased share of profit of associates and interest and dividends and the gain on sale of Crum & Forster’s Pet Insurance Group and Pethealth, partially offset by lower net gains on investments. Net earnings attributable to shareholders of Fairfax increased to $1,978.2 (net earnings of $84.09 and $78.33 per basic and diluted share respectively) in the fourth quarter of 2022 from $931.3 (net earnings of $35.66 and $33.64 per basic and diluted share respectively) in the fourth quarter of 2021, principally reflecting increased operating income at the property and casualty insurance and reinsurance operations (primarily increases in underwriting profit, share of profit of associates and interest and dividends) and the gain on sale of Crum & Forster’s Pet Insurance Group and Pethealth, partially offset by lower net gains on investments and higher provision for income taxes.

Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic impacts of the continued conflict in Ukraine and the ongoing COVID-19 pandemic, including increased inflationary pressures and rising interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

At March 9, 2023, Fairfax had 22,479,323 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,228,093 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2022 and 2021.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2022
High	700.00	716.59	707.91	815.01
Low	569.62	623.54	612.00	612.00
Close	682.03	682.10	630.89	802.07

2021
High	560.59	581.00	579.57	636.08
Low	427.49	538.41	507.75	493.00
Close	548.55	543.60	511.31	622.24

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable

FAIRFAX FINANCIAL HOLDINGS LIMITED

to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; unfavourable changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; risks associated with IFRS 17;  impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the global pandemic caused by COVID-19 and the conflict in Ukraine. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Glossary of Non-GAAP and Other Financial Measures

Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

Supplementary Financial Measures

Gross premiums written and net premiums written – The company presents information on gross premiums written and net premiums written throughout its financial reporting. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

Property and casualty insurance and reinsurance ratios – The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022 and are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period. Both losses on claims, net, and net premiums earned, are amounts presented in the consolidated statement of earnings.

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses, and provision for unearned premiums) and insurance contract payables, less the sum of its recoverable from reinsurers, insurance contract receivables and deferred premium acquisition costs, all as presented on the consolidated balance sheet. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual benefit (cost) of float is calculated by expressing annual underwriting profit (loss) from note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022 as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share over the long term by 15% annually. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2022. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $10.00 per common share dividend is calculated in the same manner except that it assumes the annual $10.00 per common share dividend paid in the first quarter of 2022 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.

Equity exposures – Long equity exposures refer to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 24 (Financial Risk Management, under the heading “Market risk”) to the consolidated financial statements for the year ended December 31, 2022.

Capital Management Measures

Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2022, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 24 (Financial Risk Management, under the heading “Capital Management”) thereto.

Total of Segments Measures

Underwriting profit (loss) – This is a measure of underwriting activity in the insurance industry that is calculated by the company for its insurance and reinsurance operations as net premiums earned less underwriting expenses, which is comprised of losses on claims, net, commissions, net, and operating expenses (excluding corporate overhead), as presented in the consolidated statement of earnings. Corporate overhead, comprised of the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries, is a component of operating expenses as presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net gains (losses) on investments, gain on sale and consolidation of insurance subsidiaries, interest expense and corporate overhead, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes underwriting profit (loss) for the insurance and reinsurance operations and includes other revenue and other expenses for the non-insurance companies.

A reconciliation of underwriting profit (loss) and operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure to both of those measures, is presented in the table below. All figures in the table are from the company’s consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

statement of earnings for the year ended December 31, 2022, except for underwriting expenses, underwriting profit and corporate overhead, which are described above.

	Year ended December 31,
	2022	2021
Net premiums earned	21,006.1	16,558.0

Underwriting expenses:
Losses on claims, net	13,851.9	10,740.5
Operating expenses	3,057.5	2,946.1
Commissions, net	3,454.9	2,787.9
Less: corporate overhead	(296.7)	(409.0)
	20,067.6	16,065.5

Underwriting profit	938.5	492.5
Non-insurance companies:
Other revenue	5,581.6	5,158.0
Other expenses	(5,520.9)	(5,086.9)
Investments:
Interest and dividends	961.8	640.8
Share of profit of associates	1,014.7	402.0
Operating income	2,975.7	1,606.4

Net gains (losses) on investments	(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries	1,219.7	264.0
Interest expense	(452.8)	(513.9)
Corporate overhead	(296.7)	(409.0)
Earnings before income taxes	1,712.0	4,392.6

Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including net premiums written, net premiums earned, underwriting profit (loss) and operating income (loss), consistent with the information presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Non-GAAP Financial Measures

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge, and also Recipe in 2021, prior to its privatization by the company on October 28, 2022.

	December 31, 2022			December 31, 2021
						Excess
			Excess of fair			(deficiency) of
		Carrying	value over		Carrying	fair value over
	Fair value	value	carrying value	Fair value	value	carrying value
Non-insurance associates	5,684.3	5,418.0	266.3	4,541.9	4,117.0	424.9
Non-insurance companies	1,052.9	1,009.2	43.7	1,525.8	1,604.3	(78.5)
	6,737.2	6,427.2	310.0	6,067.7	5,721.3	346.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-insurance associates included in the performance measure

The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2022 and 2021, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	December 31, 2022		December 31, 2021
		Carrying		Carrying
	Fair value	value	Fair value	value
Investments in associates as presented on the consolidated balance sheets	6,772.9	6,091.3	5,671.9	4,755.1
Less:
Insurance and reinsurance investments in associates(1)	1,069.0	647.3	1,099.1	607.4
Associates held by consolidated non-insurance companies(2)	19.6	26.0	30.9	30.7
Non-insurance associates included in the performance measure	5,684.3	5,418.0	4,541.9	4,117.0

(1)	As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2022.
(2)	Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker. Also includes associates held by Recipe at December 31, 2021.

Non-insurance companies included in the performance measure

The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2022 and 2021, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the Non-insurance companies reporting segment included in the company’s consolidated balance sheet.

	December 31, 2022			December 31, 2021
	Market traded	All other non-	Total non-	Market traded	All other non-	Total non-
	non-insurance	insurance	insurance	non-insurance	insurance	insurance
	companies	companies(2)	companies(1)	companies	companies(2)	companies(1)
Portfolio investments	2,099.4	19.9	2,119.3	2,418.5	(165.7)	2,252.8
Deferred income tax assets	37.5	17.0	54.5	41.1	25.8	66.9
Goodwill and intangible assets	759.9	1,524.5	2,284.4	2,069.5	271.7	2,341.2
Other assets(3)	1,279.2	2,874.0	4,153.2	1,895.9	1,299.6	3,195.5
Total assets	4,176.0	4,435.4	8,611.4	6,425.0	1,431.4	7,856.4

Accounts payable and accrued liabilities(3)	929.4	1,583.7	2,513.1	1,565.2	647.3	2,212.5
Derivative obligations	—	58.2	58.2	—	47.9	47.9
Deferred income tax liabilities	28.5	223.9	252.4	153.7	44.8	198.5
Borrowings - non-insurance companies	845.8	1,151.1	1,996.9	1,093.4	522.8	1,616.2
Total liabilities	1,803.7	3,016.9	4,820.6	2,812.3	1,262.8	4,075.1

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,009.2	1,091.2	2,100.4	1,604.3	178.2	1,782.5
Non-controlling interests	1,363.1	327.3	1,690.4	2,008.4	(9.6)	1,998.8
Total equity	2,372.3	1,418.5	3,790.8	3,612.7	168.6	3,781.3
Total liabilities and equity	4,176.0	4,435.4	8,611.4	6,425.0	1,431.4	7,856.4

(1)	Non-insurance companies reporting segment as presented in the Segmented Balance Sheet in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.
(2)	Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)	Other assets includes due from affiliates, and accounts payable and accrued liabilities includes due to affiliates.
(4)	Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented in this MD&A for the largest property and casualty insurance and reinsurance reporting segments as management believes this measure to be a useful estimate of cash generated or used by underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	Year ended December 31,
	2022	2021
Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,301.6	4,241.4
All other reporting segments	(81.3)	(214.8)
Net (purchases) sales of investments classified at FVTPL	(9,640.2)	2,614.4
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	(4,419.9)	6,641.0

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

Appendix to Chairman’s Letter to Shareholders

The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

Fairfax Worldwide Insurance Operations as at December 31, 2022

This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2022. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.

Gross Premiums Written per Share

This supplementary financial measure is calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, as presented in note 25 (Segmented Information) and note 16 (Total Equity) respectively to the company’s consolidated financial statements for the year ended December 31, 2022. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

EBITDA of Consolidated Non-Insurance Investments

EBITDA, or “Earnings Before Interest, Tax, Depreciation and Amortization” is a non-GAAP financial measure that the company uses, among other financial measures, to evaluate the performance of its non-insurance subsidiaries and their ability to generate cash flows for operating and capital expenditures. EBITDA is defined by the company as pre-tax income (loss) adjusted to exclude (i) interest expense and (ii) depreciation, amortization and impairment charges.

Non-insurance companies reporting segment	Year ended December 31, 2022
EBITDA	743.1
Less:
Interest expense(1)	122.8
Depreciation, amortization and impairment charges(1)	450.4
573.2
Pre-tax income (loss)(2)	169.9

(1)	As presented in note 26 (Expenses) to the consolidated financial statements for the year ended December 31, 2022.
(2)	As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2022.

Compound Growth in Book Value per Share

This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this annual report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.

Average Total Return on Investments

This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this annual report, under the heading “Total Return on the Investment Portfolio”.

Unconsolidated Balance Sheet

The unconsolidated balance sheet in the Letter presents the IFRS carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2022. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance sheet to the company’s consolidated balance sheet as at December 31, 2022. All figures are rounded to US$ billions, and may not add due to rounding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2022
	As presented in			As presented in
	the unconsolidated		Consolidation of	the consolidated
	balance sheet	Reclassifications	subsidiaries	balance sheet
Assets	(US$ billions)
Northbridge	1.8	—	(1.8)	—
Odyssey Group	4.0	—	(4.0)	—
Crum & Forster	2.0	—	(2.0)	—
Zenith National	1.0	—	(1.0)	—
Brit	1.7	—	(1.7)	—
Allied World	3.4	—	(3.4)	—
International Insurers and Reinsurers	3.7	—	(3.7)	—
Life insurance and Run-off	0.2	—	(0.2)	—
Insurance and reinsurance operations	17.8	—	(17.8)	—
Recipe	0.6	—	(0.6)	—
Fairfax India	0.5	—	(0.5)	—
Grivalia Hospitality	0.4	—	(0.4)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.4	—	(0.4)	—
Non-insurance operations	2.1	—	(2.1)	—
Total consolidated operations	19.9	—	(19.9)	—
Holding company cash and investments	1.3	—	—	1.3
Insurance contract receivables	—	—	7.9	7.9
Investments in associates	1.0	(1.0)	—	—
Portfolio investments	—	1.0	53.3	54.3
Deferred premium acquisition costs	—	—	2.2	2.2
Recoverable from reinsurers	—	—	13.1	13.1
Deferred income tax assets	—	—	0.5	0.5
Goodwill and intangible assets	—	—	5.7	5.7
Other assets	—	0.6	6.5	7.1
Other holding company assets	0.6	(0.6)	—	—
Total assets	22.8	—	69.3	92.1

Liabilities
Accounts payable and other liabilities	0.3	—	4.9	5.2
Derivative obligations	—	—	0.2	0.2
Deferred income tax liabilities	—	—	0.5	0.5
Insurance contract payables	—	—	5.1	5.1
Insurance contract liabilities	—	—	52.2	52.2
Borrowings – holding company and insurance and reinsurance companies	—	5.9	0.7	6.6
Borrowings – non-insurance companies	—	—	2.0	2.0
Borrowings – holding company	5.9	(5.9)	—	—
Total liabilities	6.2	—	65.6	71.8

Equity
Common shareholders’ equity	15.3	—	—	15.3
Preferred stock	1.3	—	—	1.3
Shareholders’ equity attributable to shareholders of Fairfax	16.6	—	—	16.6
Non-controlling interests	—	—	3.7	3.7
Total Equity	16.6	—	3.7	20.3
Total Liabilities and Total Equity	22.8	—	69.3	92.1